Form 10-K, Exhibit 13
period 1995-06-30
HATHAWAY CORP
filed 1995-09-27
CIK 46129

                                 FINANCIAL TABLE OF CONTENTS

- -------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS                                10

CONSOLIDATED STATEMENTS OF OPERATIONS                      11

CONSOLIDATED STATEMENTS OF CASH FLOWS                      12

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT        14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 15

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                   26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  OPERATING RESULTS AND FINANCIAL CONDITION                27

OFFICERS AND DIRECTORS                                     32

INVESTOR INFORMATION                                       32

- -------------------------------------------------------------

                                                     CONSOLIDATED BALANCE SHEETS

- ---------------------------------------------------------------------------------------------------
                                                                      JUNE 30, 1995   JUNE 30, 1994
- ---------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                              $ 5,903,000     $ 7,547,000
 Marketable securities, current                                           1,029,000               -
 Trade receivables, net of allowance for doubtful accounts of
   $305,000 and $394,000 at June 30, 1995 and 1994, respectively          7,486,000       6,888,000
 Inventories, net                                                         4,469,000       4,673,000
 Current deferred income taxes                                              738,000         732,000
 Prepaid expenses and other                                                 575,000         357,000
- ---------------------------------------------------------------------------------------------------
Total current assets                                                     20,200,000      20,197,000
Marketable securities, non-current                                          200,000       1,271,000
Property and equipment, net                                               1,798,000       1,577,000
Cost in excess of net assets acquired, net                                  777,000         959,000
Other                                                                       337,000         428,000
- ---------------------------------------------------------------------------------------------------
Total assets                                                            $23,312,000     $24,432,000
===================================================================================================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
 Accounts payable                                                       $ 1,308,000     $ 1,448,000
 Accrued liabilities                                                      2,721,000       3,226,000
 Income taxes payable                                                       765,000         417,000
 Product service reserve                                                    501,000         433,000
- ---------------------------------------------------------------------------------------------------
Total current liabilities                                                 5,295,000       5,524,000
Long-term debt (Note 4)                                                   2,144,000       2,298,000
- ---------------------------------------------------------------------------------------------------
Total liabilities                                                         7,439,000       7,822,000
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' INVESTMENT:
 Preferred stock, par value $1.00 per share, authorized
   5,000,000 shares; no shares outstanding                                        -               -
 Common stock, at aggregate stated value, authorized
   50,000,000 shares; 5,307,143 and 5,289,643 issued at
   June 30, 1995 and 1994, respectively                                     100,000         100,000
 Additional paid-in capital                                               9,767,000       9,717,000
 Loan receivable for stock (Note 11)                                       (133,000)       (133,000)
 Loan receivable from Leveraged Employee Stock
   Ownership Plan and Trust (Note 5)                                       (102,000)       (157,000)
 Retained earnings                                                        9,686,000       9,380,000
 Cumulative translation adjustments (Note 1)                                218,000         156,000
 Treasury stock, at cost; 1,041,560 and 674,585 shares at June 30,
   1995 and 1994, respectively (Note 10)                                 (3,663,000)     (2,453,000)
- ---------------------------------------------------------------------------------------------------
Total stockholders' investment                                           15,873,000      16,610,000
- ---------------------------------------------------------------------------------------------------
Total liabilities and stockholders' investment                          $23,312,000     $24,432,000
===================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

- -------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 30,                                     1995           1994           1993
- -------------------------------------------------------------------------------------------------------
REVENUES                                                      $39,838,000    $43,028,000    $45,741,000

OPERATING COSTS AND EXPENSES:
 Cost of products sold                                         22,834,000     23,584,000     25,376,000
 Selling                                                        7,037,000      7,762,000      7,792,000
 General and administrative                                     4,836,000      5,653,000      5,975,000
 Engineering and development                                    3,616,000      4,111,000      4,411,000
 Amortization of intangibles                                      246,000        243,000        302,000
- -------------------------------------------------------------------------------------------------------

Total operating costs and expenses                             38,569,000     41,353,000     43,856,000
- -------------------------------------------------------------------------------------------------------

Operating income from continuing operations                     1,269,000      1,675,000      1,885,000

OTHER INCOME (EXPENSES), NET:
 Interest and dividend income                                     332,000        315,000        234,000
 Interest expense                                                (204,000)      (277,000)      (472,000)
 Foreign exchange losses                                          (13,000)       (41,000)      (946,000)
 Other expenses, net                                              (63,000)      (397,000)      (386,000)
- -------------------------------------------------------------------------------------------------------
Total other income (expenses), net                                 52,000       (400,000)    (1,570,000)
- -------------------------------------------------------------------------------------------------------

Income from continuing operations
  before income taxes                                           1,321,000      1,275,000        315,000

Provision for income taxes (Note 8)                              (479,000)      (320,000)      (292,000)
- -------------------------------------------------------------------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS                             842,000        955,000         23,000

NET INCOME FROM OPERATIONS OF
  DIVESTED SEGMENT, NET OF INCOME
  TAXES OF $453,000 AND $244,000 IN 1994
  AND 1993, RESPECTIVELY (Notes 3 and 8)                                -        885,000        958,000

GAIN ON SALE OF SEGMENT, NET OF INCOME
  TAXES OF $900,000 (Notes 3 and 8)                                     -      4,023,000              -
- -------------------------------------------------------------------------------------------------------
NET INCOME                                                    $   842,000    $ 5,863,000    $   981,000
=======================================================================================================

PER SHARE AMOUNTS (Note 1)
- -------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 30,                                         1995           1994           1993
- -------------------------------------------------------------------------------------------------------

PRIMARY:
 Net income per share from continuing operations              $      0.19    $      0.20    $      0.00
 Net income per share from operations of divested segment               -           0.18           0.21
 Gain per share from sale of segment                                    -           0.82              -
- -------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                          $      0.19    $      1.20    $      0.21
=======================================================================================================

FULLY DILUTED:
 Net income per share from continuing operations              $      0.19    $      0.19    $      0.00
 Net income per share from operations of divested segment               -           0.18           0.21
 Gain per share on sale of segment                                      -           0.81              -
- -------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                          $      0.19    $      1.18    $      0.21
=======================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

- ----------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 30,                                  1995           1994           1993
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash received from customers                             $ 39,281,000   $ 57,117,000   $ 69,726,000
 Cash paid to suppliers and employees                      (38,091,000)   (53,939,000)   (64,233,000)
 Interest and dividends received                               374,000        285,000        258,000
 Interest paid (Note 4)                                         (9,000)      (290,000)    (1,067,000)
 Income taxes paid                                            (108,000)      (986,000)      (403,000)
- ----------------------------------------------------------------------------------------------------
Net cash from operating activities                           1,447,000      2,187,000      4,281,000
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment, net                      (934,000)      (969,000)    (1,150,000)
 Investments in joint ventures (Note 2)                       (115,000)      (177,000)             -
 Purchase of marketable securities                                   -     (1,288,000)             -
 Proceeds from sale of segment                                       -      6,803,000              -
 Capitalized software development costs                              -       (380,000)      (495,000)
 Purchased software and other intangibles                            -        (99,000)      (180,000)
 Cash paid for expenses related to sale of
   segment, including income taxes paid of $1,197,000                -     (1,681,000)             -
 Cash retained by segment sold                                       -     (1,050,000)             -
 Purchase of minority interest in Northern Ireland
   subsidiary (Note 2)                                               -              -        (40,000)
- ----------------------------------------------------------------------------------------------------
Net cash from investing activities                          (1,049,000)     1,159,000     (1,865,000)
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments on line of credit and long-term debt              (654,000)   (11,877,000)    (1,128,000)
 Borrowings on line of credit and long-term debt               276,000      7,227,000              -
 Cash paid for loan costs                                            -       (448,000)             -
 Dividends paid to stockholders                               (536,000)      (992,000)             -
 Proceeds from exercise of stock options, net of loans          43,000        617,000        183,000
 Purchase of treasury stock                                 (1,210,000)    (1,301,000)        (3,000)
 Proceeds from Employee Stock Purchase Plan                          -              -        225,000
- ----------------------------------------------------------------------------------------------------
Net cash from financing activities                          (2,081,000)    (6,774,000)      (723,000)
- ----------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN EXCHANGE RATE
  CHANGES ON CASH                                               39,000         84,000        367,000
- ----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                          (1,644,000)    (3,344,000)     2,060,000
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                       7,547,000     10,891,000      8,831,000
- ----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                             5,903,000      7,547,000     10,891,000
LESS: CASH AND CASH EQUIVALENTS
  AT END OF YEAR FROM OPERATIONS OF
  DIVESTED SEGMENT                                                   -              -        624,000
- ----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR FROM CONTINUING
  OPERATIONS                                              $  5,903,000   $  7,547,000   $ 10,267,000
====================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

- ------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 30,                                            1995          1994          1993
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $  842,000   $ 5,863,000   $   981,000
Adjustments to reconcile net income to net cash
 from operating activities:
   Gain on sale of segment, net of income taxes                                -    (4,023,000)            -
   Depreciation and amortization                                         970,000     1,564,000     2,064,000
   Allowances on joint venture investments                               140,000       208,000             -
   Provision for doubtful accounts                                       (96,000)      (73,000)      315,000
   Long-term incentive plan bonus payable in stock                       (16,000)       71,000             -
   Unrealized foreign currency exchange (gains) losses                   (43,000)      (38,000)      411,000
   Other                                                                 (37,000)            -        22,000
Change in assets and liabilities:
 (Increase) decrease in -
   Receivables                                                          (580,000)     (240,000)       (2,000)
   Inventories                                                           247,000      (489,000)      648,000
   Prepaid expenses and other                                            (26,000)      223,000        75,000
   Current deferred income taxes                                          (6,000)      390,000      (571,000)
 Increase (decrease) in -
   Accounts payable                                                     (138,000)     (388,000)     (250,000)
   Accrued liabilities                                                  (235,000)     (719,000)      483,000
   Deferred software service income                                            -       403,000      (674,000)
   Product service reserve                                                65,000        38,000       102,000
   Long-term deferred income tax liability                                     -             -        95,000
   Income taxes payable                                                  360,000      (603,000)      582,000
- ------------------------------------------------------------------------------------------------------------
Net cash from operating activities                                   $1,447,000   $ 2,187,000   $ 4,281,000
============================================================================================================

NON CASH INVESTING AND FINANCING ACTIVITIES:
Additions to capitalized leases                                       $        -   $         -   $    89,000
Tax benefit from disqualifying stock dispositions                         23,000        72,000             -
Repayment of LESOP* loan receivable                                       55,000             -        92,000
============================================================================================================

Cash flows from the divested segment (Note 3), which
   are included in the Consolidated Statements of Cash Flows, are as follows:
FOR THE YEARS ENDED JUNE 30,                                            1995          1994          1993
- ------------------------------------------------------------------------------------------------------------
Net cash from operating activities                                   $        -   $ 1,070,000   $ 1,416,000
Net cash from investing activities                                            -    (1,743,000)     (970,000)
Net cash from financing activities                                            -        49,000    (1,091,000)
- ------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                     -      (624,000)     (645,000)
Cash and cash equivalents at beginning of year                                -       624,000     1,269,000
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $        -   $         -   $   624,000
============================================================================================================

*Leveraged Employee Stock Ownership Plan and Trust


The accompanying notes to consolidated financial statements are an integral part of these statements.

                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


- ----------------------------------------------------------------------------------------------------------------------------------
                                          COMMON STOCK       ADDITIONAL       LOANS                          TREASURY STOCK
                                       ------------------     PAID-IN       RECEIVABLE      RETAINED    --------------------------
                                       SHARES      AMOUNT     CAPITAL     (NOTES 5 & 11)    EARNINGS      SHARES         AMOUNT
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1992               4,698,969   $100,000   $8,427,000     $(249,000)     $3,528,000     345,696      $(1,331,000)
 Exercise of stock options               86,615          -      183,000             -               -           -                -
 Sale of stock to employees through
   stock purchase plan                  111,286          -      225,000             -               -           -                -
 Reversal of exchange of common
  stock for interest in subsidiary            -          -     (176,000)            -               -     (74,700)         182,000
 Shares issued to purchase minority
   interest in subsidiary (Note 2)       47,217          -      165,000             -               -           -                -
 Purchase of treasury stock                   -          -            -             -               -       1,092           (3,000)
 Repayment of LESOP* loan receivable
   (Note 5)                                   -          -            -        92,000               -           -                -
 Net income                                   -          -            -             -         981,000           -                -
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1993               4,944,087    100,000    8,824,000      (157,000)      4,509,000     272,088       (1,152,000)
 Exercise of stock options and
  issuance of notes (Note 11)           345,556          -      750,000      (673,000)              -           -                -
 Repayment of notes for exercise of
   stock options (Note 11)                    -          -            -       540,000               -           -                -
 Long-term incentive plan bonus
  (Note 10)                                   -          -       71,000             -               -           -                -
 Tax benefit from disqualifying
   stock dispositions                         -          -       72,000             -               -           -                -
 Purchase of treasury stock (Note
  10)                                         -          -            -             -               -     402,497       (1,301,000)
 Dividend paid to stockholders
  ($.105 per share)                           -          -            -             -        (497,000)          -                -
 Special dividend paid to
  stockholders from gain on sale of
  segment ($.10 per share)                    -          -            -             -        (495,000)          -                -
 Net income                                   -          -            -             -       5,863,000           -                -
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1994               5,289,643    100,000    9,717,000      (290,000)      9,380,000     674,585       (2,453,000)
 Exercise of stock options               17,500          -       43,000             -               -           -                -
 Long-term incentive plan bonus
  (Note 10)                                   -          -      (16,000)            -               -           -                -
 Repayment of LESOP* loan receivable
   (Note 5)                                   -          -            -        55,000               -           -                -
 Tax benefit from disqualifying
  stock dispositions                          -          -       23,000             -               -           -                -
 Purchase of treasury stock (Note
  10)                                         -          -            -             -               -     366,975       (1,210,000)
 Dividend paid to stockholders
   ($.12 per share)                           -          -            -             -        (536,000)          -                -
 Net income                                   -          -            -             -         842,000           -                -
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1995               5,307,143   $100,000   $9,767,000     $(235,000)     $9,686,000   1,041,560      $(3,663,000)
==================================================================================================================================

* Leveraged Employee Stock Ownership Plan and Trust

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Hathaway Corporation (the Company) is engaged in the business of designing, manufacturing and selling electronic instrumentation products to the worldwide power and process industries, as well as motion control products to a broad spectrum of customers throughout the world. The Company operates primarily in the United States, Europe and Canada, and has three joint venture investments in China.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Investments in joint ventures, in which the ownership is at least 20% but less than 50%, are accounted for using the equity method (Note 2).

CASH AND CASH EQUIVALENTS
Cash equivalents consist primarily of certificates of deposit and high grade commercial paper with original maturities of three months or less, and are stated at amortized cost. Certificates of deposit totaling $398,000 and $411,000 at June 30, 1995 and 1994, respectively, serve as collateral for letters of credit issued on behalf of the Company.

INVENTORIES
Inventories, valued at the lower of cost (first-in, first-out basis) or market, are as follows:

                                  JUNE 30,     JUNE 30,
                                    1995         1994
========================================================
Parts and raw materials, net     $2,898,000   $2,589,000
Finished goods and work-
  in process, net (including
  material costs, labor and
  manufacturing overhead)         1,571,000    2,084,000
- --------------------------------------------------------
                                 $4,469,000   $4,673,000
========================================================

Reserves established for anticipated losses on excess or obsolete inventories were approximately $1,059,000 and $919,000 at June 30, 1995 and 1994,
respectively.

MARKETABLE SECURITIES
Marketable securities consist of debt securities which have been categorized as held-to-maturity, and as a result are stated at amortized cost. Marketable securities consist of the following:

                                 JUNE 30,         JUNE 30,
                                  1995             1994
===========================================================
Corporate bond,
  matures March, 1996          $ 1,029,000      $ 1,071,000
U.S. Treasury note,
  matures August, 1996             200,000          200,000
- -----------------------------------------------------------
                               $ 1,229,000      $ 1,271,000
===========================================================

PROPERTY AND EQUIPMENT
Property and equipment, at cost, is classified as follows:

                         USEFUL      JUNE 30,     JUNE 30,
                         LIVES        1995         1994
===========================================================
Machinery, equipment,
 tools and dies        2-8 years   $ 5,970,000  $ 5,775,000
Furniture, fixtures
 and other             3-10 years    1,866,000    1,527,000
- -----------------------------------------------------------
                                     7,836,000    7,302,000
Less accumulated
 depreciation
 and amortization                   (6,038,000)  (5,725,000)
- -----------------------------------------------------------
                                   $ 1,798,000  $ 1,577,000
===========================================================

Depreciation and amortization are provided using the straight-line method over the estimated useful life of the assets. Maintenance and repair costs are charged to operations as incurred. Major additions and improvements are capitalized. The cost and related accumulated depreciation of retired or sold property are removed from the accounts and any resulting gain or loss is reflected in earnings.

COST IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets acquired represents the amount by which the purchase price of acquired companies exceeds the fair market value of net assets acquired, and is amortized using the straight-line method over five to ten years. Cost in excess of net assets acquired as of June 30, 1995 and 1994 consists of $1,505,000 of original costs, and $728,000 and $546,000, respectively, of accumulated amortization. The Company continually reviews the cost in excess of net assets acquired for possible impairment by comparing the unamortized balance of the cost in excess of net assets acquired to the related subsidiaries' estimated undiscounted net income over the remaining life of the asset.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES
Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax assets (net of a valuation allowance, if deemed necessary) and liabilities are recognized for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and income tax bases of assets, liabilities and carryforwards. The cumulative effect of the initial adoption of SFAS 109 was not material.

ACCRUED LIABILITIES
Accrued liabilities consist of the following:

                            JUNE 30,    JUNE 30,
                             1995        1994
- ------------------------------------------------
Compensation and
  fringe benefits         $  858,000  $1,092,000
Commissions                  567,000     626,000
Professional fees            311,000     268,000
Other accrued expenses       985,000   1,240,000
- ------------------------------------------------
                          $2,721,000  $3,226,000
================================================

STATEMENTS OF CASH FLOWS
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include amounts which are readily convertible into cash (original maturities of three months or less) and which are not subject to significant risk of changes in interest rates. Cash flows in foreign currencies are translated using an average rate.

EARNINGS PER SHARE
Earnings per share is calculated using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period, including the effects of options and warrants granted when such adjustment has a dilutive effect on earnings per share. Shares used in the computations for the periods reported are as follows:

                       PRIMARY     FULLY DILUTED
- ------------------------------------------------
1995                  4,422,000      4,422,000
1994                  4,875,000      4,949,000
1993                  4,642,000      4,642,000
================================================

FOREIGN CURRENCY TRANSLATION
In accordance with SFAS No. 52, "Foreign Currency Translation", the assets and liabilities of the Company's foreign subsidiaries (Note 2) are translated into U.S. dollars using current exchange rates. Revenues and expenses are translated at average rates prevailing during the period. The resulting translation adjustments are recorded in the Cumulative Translation Adjustments component of Stockholders' Investment in the accompanying Consolidated Balance Sheets.

Changes in Cumulative Translation Adjustments included in the Stockholders' Investment section of the accompanying Consolidated Balance Sheets are as follows:

                               JUNE 30,  JUNE 30,
                                 1995      1994
- -------------------------------------------------
Cumulative Translation
  Adjustments, beginning
  of period                    $156,000  $174,000
Translation adjustments          62,000   (18,000)
- -------------------------------------------------
Cumulative Translation
  Adjustments, end of period   $218,000  $156,000
=================================================

Foreign currency transaction gains and losses and translation gains and losses on intercompany balances are recognized in Other Income (Expenses) in the accompanying Consolidated Statements of Operations as follows:

FOR THE YEARS ENDED JUNE 30,      1995       1994        1993
- ----------------------------------------------------------------
Unrealized foreign exchange
  gains (losses)                $ 43,000   $ 38,000   $(411,000)
Realized foreign exchange
  losses                         (56,000)   (79,000)   (535,000)
- ----------------------------------------------------------------
Foreign exchange losses         $(13,000)  $(41,000)  $(946,000)
================================================================

RECLASSIFICATIONS
Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
2. INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES

Effective September 2, 1992, the Company purchased the remaining 35% of CSD Hathaway's (CSD) common stock for $205,000, of which $40,000 was paid in cash and $165,000 in Company stock. In January 1995, CSD Hathaway, Ltd., changed its name to Hathaway Systems, Limited.

Effective September 2, 1992, the Company formed two new wholly-owned subsidiaries: Hathaway Advanced Power Limited (HAP), located in Belfast, Northern Ireland and Hathaway Instruments Limited (HIL), located in Hoddesdon, England. HIL has assumed responsibility for the design, manufacture and sale of fault location instruments previously performed by Hathaway Systems, Ltd. As of June 30, 1994, the net assets of HAP, which was engaged in developing new product technology for the power industry, were sold to the management of HAP for the net book value of the assets, which approximated market value.

In fiscal year 1994 the Company made investments in two joint ventures. In December 1993, the Company acquired 25% of Zibo Kehui Electric Company Ltd. (Kehui), located in Zibo, China, for approximately $100,000. Kehui designs, manufactures and sells cable and overhead line fault location and other test instruments within the China market and the Company sells these products outside of China.

During the third quarter of fiscal 1994, the Company acquired 25% of Hathaway Si Fang Protection and Control Company, Ltd. (Si Fang), located in Beijing, China, for a capital contribution of approximately $175,000. Si Fang designs, manufactures and sells a new generation of digital protective relays, control equipment and instrumentation products for substations in power transmission and distribution systems.

In June 1995, the Company committed to acquire a 40% interest in Hathaway Power Monitoring Systems Company, Ltd. (HPMS), located in Wuhan, China for $140,000. This acquisition is subject to the approval of the Chinese government. HPMS will design, manufacture and sell, under a license from Hathaway, instrumentation products designed by Hathaway, to electric power companies in China.

Due to the uncertainty of realization of these joint venture investments, they have been fully reserved for by the Company.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
3. SALE OF APPLICATION SOFTWARE SEGMENT

Effective January 31, 1994, the Company sold its Application Software Segment, Global Software, Inc. (Global), to the senior management of Global. The sale resulted in a net after tax gain of $4,023,000. The Company received a cash payment of $6,803,000, of which a portion was used to repay $3,000,000 of the Company's long-term debt and to pay a special $.10 per share dividend to stockholders totaling $495,000. The remaining proceeds were used to pay the expenses and income taxes which resulted from the sale and for other general operating activities. The Company obtained stockholder approval of the sale and a fairness opinion supporting the sale price.

Global's software products and services include perpetual licenses for the right to use its software, maintenance and customer support services, training and installation services, and professional consulting and customization services.

Global's net income for the seven months ended January 31, 1994 and for the year ended June 30, 1993 has been reflected as Net Income from Operations of Divested Segment in the accompanying Consolidated Statements of Operations. A summary of significant financial data for Global follows:

                       SEVEN MONTHS       YEAR
                           ENDED         ENDED
                        JANUARY 31,     JUNE 30,
                           1994           1993
- -------------------------------------------------
Revenues                $14,053,000   $24,588,000
Operating costs
  and expenses           12,672,000    22,909,000
- -------------------------------------------------
Operating income          1,381,000     1,679,000
Other expenses              (43,000)     (477,000)
- -------------------------------------------------
Net income before
  income taxes            1,338,000     1,202,000
Provision for
  income taxes             (453,000)     (244,000)
- -------------------------------------------------
Net income from
  operations of
  divested  segment     $   885,000   $   958,000
=================================================

As a result of the terms of the Company's long-term financing agreements, $109,000 and $446,000 of interest expense was allocated to other expenses of the divested operation in fiscal years 1994 and 1993, respectively.

Significant accounting policies which applied specifically to the Application Software Segment are summarized below:

SOFTWARE REVENUE RECOGNITION

Revenues related to the perpetual license of the Company's software products were recognized upon delivery of the software, pursuant to a noncancelable agreement and substantial payment by the customer. The portion of the initial license fee related to product support revenue was deferred and recognized over the initial product support period. Subsequent customer support revenue was deferred and recognized over the term of the support agreement. Software training and installation revenues were recognized upon completion of the services. Revenues for consulting and customization were recognized as the services were provided.

SOFTWARE DEVELOPMENT

Certain costs to enhance Global's existing application software products and to develop new software products were capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". These costs were amortized using the straight-line method over their estimated useful lives, generally five years. Total costs incurred (excluding amortization) for application software development activities were approximately $1,784,000 and $4,360,000 in 1994 and 1993, respectively. Total capitalized development costs were $380,000 and $495,000 in 1994 and 1993, respectively. Amortization of capitalized costs was $387,000 and $366,000 in 1994 and 1993, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
4. DEBT

LONG-TERM DEBT

On August 2, 1993, the Company entered into a new long-term financing agreement with Marine Midland Business Loans, Inc. (Midland). Under this agreement, the Company borrowed approximately $7,000,000 and repaid the long-term financing agreement with HCFS and FMC. The agreement is a Reducing Revolving Line of Credit with an initial borrowing limit of $7,000,000, which is reduced monthly over the seven year term of the loan. As a result of the sale of Global (Note
3), the borrowing limit was reduced by $2,000,000. Borrowings on the line are restricted to the lesser of an amount based on certain asset levels or the borrowing limit, which is subject to monthly reductions. As of June 30, 1995, the Company could borrow an additional $1,848,000, up to the current borrowing limit of $3,992,000. The line bears interest at Midland's prime borrowing rate plus 1% (10% at June 30, 1995). During fiscal years 1995 and 1994, accrued interest of $194,000 and $82,000, respectively, was added to principal. The debt is secured by all assets of the Company. The agreement requires that the Company maintain monthly compliance with certain covenants related to tangible net worth, cash flow coverage and current ratios. The agreement allows for the payment of cash dividends, subject to compliance with the financial covenants.

Long-term debt maturities as of June 30, 1995 are as follows:

1996                 $      -
1997                        -
1998                     66,000
1999                    937,000
2000                    978,000
Thereafter              163,000
- -------------------------------
                     $2,144,000
===============================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company has established a Leveraged Employee Stock Ownership Plan and Trust (the Plan), which allows eligible Company employees to participate in ownership of the Company. In June 1989, the Company loaned the Plan $500,000 which the Plan used to acquire 114,285 newly issued shares of the Company's common stock directly from the Company. The note bears interest at 9.23% per annum and matures May 31, 2004.

The terms of the Plan require the Company to make a contribution equal to the greater of i) the Board established percentage of pretax income before the contribution (5% in 1995, 0% in 1994 and 7% in 1993) or ii) the annual interest payable on the note. Contributions to the Plan were $70,000, $15,000 and $114,000 for the years ended June 30, 1995, 1994 and 1993, respectively. The contributions represented principal repayments on the loan of $55,000 and $92,000 in 1995 and 1993, respectively, and interest on the loan of $15,000, $15,000 and $22,000 in 1995, 1994 and 1993, respectively. The remaining loan balance as of June 30, 1995 was $102,000.

- --------------------------------------------------------------------------------
6. STOCK OPTIONS AND WARRANTS

On June 15, 1987, the Company entered into a long-term financing agreement which was fully repaid in fiscal year 1994. Warrants to purchase 300,000 shares of the Company's common stock were issued to the lender in connection with the issuance of this debt; the current exercise price is $6.39 per share (subject to adjustments up to $6.46 per share). The warrants remain outstanding and are exercisable through June 1997.

At June 30, 1995, 280,121 shares of common stock were available for grant under the Company's stock option plans. Under the terms of the plans, options may not be granted at less than 85% of fair market value. However, all options granted to date have been granted at fair market value as of the date of grant. All options become exercisable evenly over three years starting one year from the date of grant and expire seven years from the date of grant. Option activity in fiscal years 1994 and 1995 was as follows:

                                      NUMBER OF    OPTION PRICE
                                        SHARES    RANGE PER SHARE
- -----------------------------------------------------------------
Outstanding June 30, 1993               738,144     $ 2.063-$4.50
Granted                                  19,500     $       2.813
Exercised                              (345,556)    $2.063-$2.625
Canceled/Forfeited                      (91,732)    $ 2.125-$4.50
- -----------------------------------------------------------------
Outstanding June 30, 1994               320,356     $2.313-$3.813
Granted                                  88,500     $  3.00-$3.75
Exercised                               (17,500)    $ 2.313-$3.00
Canceled/Forfeited                      (28,500)    $ 2.375-$3.75
- -----------------------------------------------------------------
Outstanding June 30, 1995               362,856     $ 2.313-$3.75
=================================================================
Total Exercisable at June 30, 1995      228,856
=================================================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
7. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected Quarterly Financial Data for each of the four quarters in 1995 and 1994 is as follows:


                                         FIRST        SECOND        THIRD        FOURTH
1995                                    QUARTER      QUARTER       QUARTER      QUARTER
- ------------------------------------------------------------------------------------------

Revenues                              $ 9,418,000   $10,408,000  $ 9,405,000   $10,607,000
Operating income                           68,000       240,000      297,000       664,000
Net income                                 90,000       188,000      245,000       319,000
==========================================================================================
Primary and fully diluted net
  income per share                    $      0.02   $      0.04  $      0.06   $      0.07
==========================================================================================

                                         FIRST        SECOND        THIRD        FOURTH
1994                                    QUARTER      QUARTER       QUARTER      QUARTER
- ------------------------------------------------------------------------------------------

Revenues                              $10,148,000   $10,894,000  $10,930,000   $11,056,000
Operating income from
  continuing operations                   113,000       684,000      121,000       757,000
Net income from
  continuing operations                    85,000       242,000      127,000       501,000
Net income from operations
  of divested segment                           -       548,000      337,000             -
Gain on sale of segment                         -             -    4,023,000             -
- ------------------------------------------------------------------------------------------
Net income                            $    85,000   $   790,000  $ 4,487,000   $   501,000
==========================================================================================

Per Share Amounts:
Primary:
 Net income per share from
   continuing operations              $      0.02   $      0.05  $      0.02   $      0.11
 Net income per share from
   operations of divested segment               -          0.11         0.07             -
 Gain per share on sale of segment              -             -         0.82             -
- ------------------------------------------------------------------------------------------
Primary net income per share          $      0.02   $      0.16  $      0.91   $      0.11
==========================================================================================

Fully diluted:
 Net income per share from
   continuing operations              $      0.02   $      0.05  $      0.02   $      0.10
 Net income per share from
   operations of divested segment               -          0.11         0.07             -
 Gain per share on sale of segment              -             -         0.81             -
- ------------------------------------------------------------------------------------------
Fully diluted net income per share    $      0.02   $      0.16  $      0.90   $      0.10
==========================================================================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
8. INCOME TAXES

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets, liabilities and carryforwards is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in deferred tax assets and liabilities. Prior to July 1, 1993, the Company accounted for income taxes in accordance with SFAS 96. The Company adopted the new standard on a prospective basis, without restating prior years. The cumulative effect of the initial adoption of SFAS 109 at July 1, 1993 was not material.

The provision for income taxes is based on income from continuing operations before income taxes as follows:

                               1995         1994         1993
- ---------------------------------------------------------------
Domestic                    $  948,000   $1,169,000   $ 493,000
Foreign                        373,000      106,000    (178,000)
- ---------------------------------------------------------------
Income from continuing
 operations before
 income taxes               $1,321,000   $1,275,000   $ 315,000
===============================================================

Components of the provision for income taxes attributable to continuing operations are as follows:


                                    1995        1994        1993
- -------------------------------------------------------------------
Current  Provision (Benefit):
   Domestic                       $414,000    $ 183,000   $ 500,000
   Foreign                          74,000     (111,000)    363,000

Deferred Provision (Benefit):
   Domestic                         (9,000)     235,000    (558,000)

   Foreign                              -        13,000     (13,000)
- -------------------------------------------------------------------
Provision attributable to
  continuing operations           $479,000    $ 320,000   $ 292,000
===================================================================

The provision for income taxes is attributable to continuing operations, operations of divested segment and gain on sale of segment as follows:

                               1995       1994       1993
- -----------------------------------------------------------
Provision attributable to
  continuing operations      $479,000  $  320,000  $292,000
Provision allocated
  to operations of
  divested segment                 -      453,000   244,000
Provision allocated to
  gain on sale of segment          -      900,000        -
- -----------------------------------------------------------
Total provision for
  income taxes               $479,000  $1,673,000  $536,000
===========================================================

The provision for income taxes attributable to continuing operations differs from the amount determined by applying the federal statutory rate as follows:

                                1995        1994        1993
- --------------------------------------------------------------
Tax provision computed
  at statutory rate           $449,000   $ 434,000   $ 107,000
State tax, net of federal
  benefit                       25,000      61,000      65,000
Nondeductible expenses          69,000      71,000      47,000
Net operating losses                            -     (323,000)
Income tax credits             (73,000)         -     (258,000)
Non-benefitted losses of
  foreign subsidiaries           5,000      39,000     491,000
Unrecognized temporary
  difference due to carry-
  back limitations                  -           -      176,000
Change in valuation
  allowance                     11,000    (270,000)         -
Other                           (7,000)    (15,000)    (13,000)
- --------------------------------------------------------------
Provision for income taxes    $479,000   $ 320,000   $ 292,000
==============================================================

The tax effects of significant temporary differences and credit carryforwards that give rise to the net deferred tax asset as of June 30, 1995 and 1994 under SFAS 109 are as follows:

                                1995          1994
- -----------------------------------------------------
Allowances and other
 accrued liabilities         $1,242,000    $1,195,000
Tax credit carryforwards        160,000       165,000
Net operating loss
 carryforwards                       -         25,000
Valuation allowance            (664,000)     (653,000)
- -----------------------------------------------------
Net deferred tax asset       $  738,000    $  732,000
=====================================================

At June 30, 1995, the Company has foreign investment tax credit carryforwards of $160,000 expiring in 2004 and 2005.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================
9. GEOGRAPHIC SEGMENT DATA

The Company's foreign subsidiaries are based in Europe and Canada and are included in the continuing operations in the accompanying consolidated financial statements. Financial information for the four wholly-owned foreign subsidiaries, since their formation or acquisition by the Company, is summarized below:

                           1995        1994         1993
- ------------------------------------------------------------
Revenues                $8,879,000  $8,437,000  $11,829,000
Income (loss) before
  income taxes             373,000     106,000     (178,000)
Identifiable assets      5,744,000   6,027,000    7,136,000
============================================================

The Company's export sales from continuing domestic operations were approximately $7,265,000 in 1995, $6,838,000 in 1994 and $5,598,000 in 1993,
each representing 23%, 20% and 17%, respectively, of total sales from continuing domestic operations. The profitability of domestic sales is approximately the same as that of export sales, and the Company foresees no unusual risks associated with its export sales.


================================================================================
10. COMMITMENTS AND CONTINGENCIES

SEVERANCE BENEFIT AGREEMENTS

During 1989, the Company entered into annually-renewable employment and severance benefit agreements with certain key employees which, among other things, provide inducement to the employees to continue to work for the Company during and after any period of threatened takeover. The agreements provide the employees with specified benefits upon the subsequent severance of employment in the event of change in control of the Company and are effective for 24 months thereafter. The maximum amount that could be required to be paid under these contracts, if such events occur, aggregated approximately $1,162,000 as of June 30, 1995. (Note 13).

LEASES
At June 30, 1995, the Company maintained leases for certain facilities and equipment. Minimum future rental commitments under all noncancelable operating leases, net of minimum rental receivables totaling $113,000 under related subleases, are as follows:

FISCAL YEAR       AMOUNT
=========================
1996           $  917,000
1997              709,000
1998              472,000
1999              400,000
2000              150,000
Thereafter        393,000
- -------------------------
               $3,041,000
=========================

Rental expense related to continuing operations was $1,035,000, $951,000 and $1,067,000 in 1995, 1994 and 1993, respectively.

LITIGATION

The Company has been named as a defendant in certain actions that have arisen out of the ordinary course of business. Management, based upon the advice of the Company's legal counsel, believes the actions are without merit and will not significantly affect the Company's consolidated financial position.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================
10. COMMITMENTS AND CONTINGENCIES (CONT.)

SHAREHOLDER RIGHTS PLAN

During fiscal year 1989, the Company adopted a shareholder rights plan under which preferred stock purchase rights were distributed, one right for each share of common stock outstanding. Each right entitles holders of the Company's common stock to buy one one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock at an exercise price of $17.50, following certain change of control events including a tender offer for, or acquisition by, any entity of 20% or more of the Company's common stock.

At any time up to ten business days following the public announcement of certain change of control events, the Company can redeem the rights at $.001 per right. If certain subsequent triggering events occur, the rights will give shareholders the ability to acquire, upon payment of the then-current exercise price, the Company's common stock or the common stock of an acquiror having a value equal to twice the right's exercise price. The rights will expire June 25, 1999.

EMPLOYMENT AGREEMENTS

Effective July 1, 1993, the Company entered into five year employment agreements with two of its executive officers. The agreements provide for 1) an annual incentive bonus to be paid based on the achievement of specified returns on equity and growth in share price plus dividends paid for each fiscal year, 2) a long-term incentive bonus to be paid based on the achievement of specified returns on equity and share price growth plus dividends paid over a three year performance period and 3) specified benefits upon termination of employment (for reasons other than cause or change in control) which are effective for one year thereafter. As of June 30, 1995, the maximum amount that could be required to be paid under the termination clause of this agreement was approximately $791,000.

The annual bonus, which amounted to zero and $95,000 in 1995 and 1994, respectively, is payable in cash following each fiscal year-end. The long-term incentive plan is payable in Company common stock following the end of the three year performance period. At the employee's election, such payout may be taken in cash up to 40% of the fair market value of the total shares to be issued. The total number of shares potentially issuable under the long-term incentive plan ranges from zero to 210,000. The Company recognized $71,000 of compensation expense in 1994 related to the long-term incentive plan, and reversed $16,000 of the expense in 1995. The amounts are reflected as adjustments to Additional paid-in capital in the accompanying balance sheet.

STOCK REPURCHASE PROGRAMS

During fiscal 1994, the Board of Directors approved a public stock repurchase program whereby the Company may use up to $500,000 to repurchase its common stock from stock available on the NASDAQ National Market System (Note 13). Such repurchased stock is being retained by the Company in its treasury. As of June 30, 1995, 64,778 shares had been repurchased under this program for approximately $196,000.

In addition to the public stock repurchase program, the Board of Directors approved an employee stock repurchase program whereby the Company may use up to $1,000,000 to repurchase its common stock from its employees at the current market value. As of June 30, 1995, the Company had repurchased 239,620 shares for approximately $797,000.

During the first quarter of fiscal 1995, the Board of Directors approved two special stock repurchases. The Company purchased 141,000 shares of the Company's common stock from a significant non-affiliated shareholder at a price equal to the then fair market value, which totaled approximately $441,000. The Company also repurchased 132,000 shares from a non-employee director of the Company at a price equal to the then fair market value which totaled approximately $478,000. All repurchased stock is being retained by the Company in its treasury.

Combined with previous purchases, the Company held treasury stock with a total cost of $3,663,000 as of June 30, 1995.

Under Colorado law enacted in July, 1994, repurchased shares of capital stock are considered authorized and unissued shares and have the same status as shares which have never been issued.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
11. RELATED PARTY TRANSACTIONS

During fiscal year 1994 and in accordance with the Officer and Director Loan Plan which was approved by stockholders on October 26, 1989, the Company made loans of $504,000 to certain executive officers and members of the Board of Directors. The proceeds of these loans were used to buy stock under stock options which had been granted to the officers and directors in prior periods. The loans, with remaining unpaid balances of $133,000 at June 30, 1995, are full recourse, due on demand but no later than five years from the date of issue, and accrue interest at the applicable federal rate.

Additional full recourse loans to key employees made for the same purpose totalled approximately $169,000. These loans, plus accrued interest, were repaid in April 1994.

During the second quarter of fiscal year 1995, the Board of Directors approved a loan of up to $35,000 to be made by the Company after November 30, 1994 to a non-employee director. The loan will be made for the purpose of purchasing Hathaway common stock from stock available on the NASDAQ National Market System. The loan had not been made as of June 30, 1995.

- --------------------------------------------------------------------------------
12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturities of these financial instruments. The carrying amount of long-term debt approximates fair value because the underlying instrument is a variable rate note that reprices frequently. The carrying value of marketable securities approximates fair value obtained from quoted market prices.

- --------------------------------------------------------------------------------
13. SUBSEQUENT EVENTS (UNAUDITED)

On August 10, 1995, the Company's Board of Directors declared a cash dividend of $.10 per share payable on September 15, 1995 to shareholders of record on August 25, 1995.

On August 10, 1995 the Company entered into annually-renewable severance benefit agreements (Note 10) with certain additional employees. As a result, the total maximum amount that could be required to be paid out under all existing severance benefit agreements currently aggregates $1,689,000.

Effective June 30, 1995, the Board of Directors approved the discontinuance of the public stock repurchase program (Note 10).

In July, 1995 the Company consummated an agreement with Global and management of Global. Under the terms of the agreement, the Company received $165,000 in exchange for consenting to Global's proposed disposition of certain assets acquired after the Company's sale of Global on January 31, 1994 (Note 3). In addition, the Company agreed to acknowledge that the disposition would not violate the terms of the original sale agreement. The gain realized on the transaction will be recorded in fiscal 1996.

                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------

To Hathaway Corporation:

  We have audited the accompanying consolidated balance sheets of HATHAWAY CORPORATION (a Colorado corporation) AND SUBSIDIARIES as of June 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' investment for each of the three fiscal years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hathaway Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.



                                         ARTHUR ANDERSEN LLP


Denver, Colorado,
July 31, 1995.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION

OPERATING RESULTS

The Company generated net income from continuing operations of $842,000 in fiscal year 1995, compared with net income from continuing operations of $955,000 and $23,000 for 1994 and 1993, respectively. Net income for the current year was $842,000 compared with net income of $5,863,000 and $981,000 for fiscal years 1994 and 1993, respectively. Fiscal year 1994 net income includes a $4,023,000 net after tax gain on the January 31, 1994 sale of the Company's Application Software Segment, Global Software, Inc. (Global). See further discussion under Divested Segment.

Revenues from continuing operations decreased 7% in 1995 to $39,838,000 from $43,028,000 in 1994. This decrease represents a 13% decrease in sales of the Company's power instrumentation products, offset by 10% and 2% increases in sales of the Company's motion control and process instrumentation products, respectively. Revenues from continuing operations decreased 6% in 1994 from $45,741,000 in 1993. This decrease represented a 17% decrease in sales of the Company's power instrumentation products, offset by 30% and 36% increases in sales of the Company's process instrumentation and motion control products, respectively. The decreases in power instrumentation product sales are mainly attributable to the changing market conditions in the U.S. and U.K. In October of 1992, the Energy Policy Act of 1992 became law in the U.S. and has caused increased competition among the domestic electric utility companies. The Act requires power companies to transmit competitors' power across their own power networks and to compete with each other for sales to major customers across the U.S. In March of 1990, the government-owned U.K. utility company was privatized in order to increase competition throughout the U.K. power industry (a major foreign market of the Company). The Energy Policy Act in the U.S. and privatization in the U.K. has led to cost reductions by most utility companies and, accordingly, has reduced the demand for power instrumentation products. It is uncertain how long this trend will continue, but the Company will continue to introduce new products which will help power companies achieve lower costs and improve the reliability of their power.

Sales to international customers increased to $14,646,000, or 37% of sales from continuing operations, in fiscal 1995 compared to $13,863,000, or 32% of sales from continuing operations, in fiscal 1994 and $15,930,000, or 35% of sales from continuing operations, in fiscal 1993. Privatization in the U.K. market, which has resulted in increased competition among utilities, contributed to the decrease in 1994 combined sales revenue generated by the wholly-owned foreign operations - Hathaway Systems, Limited, Hathaway, Inc., Hathaway Advanced Power Limited (HAP) and Hathaway Instruments Limited (HIL). Export sales from continuing domestic operations were $7,265,000, $6,838,000 and $5,598,000 in 1995, 1994 and 1993, respectively. Sales to domestic customers from continuing operations totalled $25,192,000, $29,165,000 and $29,811,000, in fiscal 1995,
1994 and 1993, respectively. Sales backlog for continuing operations was $8,878,000 at June 30, 1995, compared with $8,868,000 and $9,873,000 at June 30,
1994 and 1993, respectively.

Cost of products sold represented 57.3% of revenues in 1995 compared to 54.8% in 1994 and 55.5% in 1993. The increase in 1995 occurred primarily because of price reductions implemented in response to competitive pressures.

Selling, general and administrative, and engineering and development expenses decreased 12% in 1995 from $17,526,000 last year to $15,489,000 in the current year, and decreased 4% in 1994 from $18,178,000 in fiscal 1993. The decreases have been primarily due to overall cost reduction efforts and reduced commissions.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION

Amortization expense from continuing operations, consisting of amortization of costs in excess of net assets acquired and other intangible assets, increased 1% in 1995, but decreased 20% in 1994 because fiscal year 1993 amortization expense reflected a $94,000 one time write-off of deferred loan costs related to the previous long-term debt agreement, which was refinanced in August 1993 (discussed below).

Operating income from continuing operations as a percentage of revenues has remained relatively consistent at 3% in 1995 and 4% in 1994 and 1993, which reflects the Company's continued cost reductions in response to declining revenues.

Interest and dividend income from investment programs increased 5% in fiscal 1995 and 35% in fiscal 1994. The increase in 1994 was due to a higher average cash balance throughout the year and the purchase of higher yielding investments consisting of a long-term corporate bond and a long-term U.S. treasury note.

Total interest expense incurred by the Company was $204,000, $386,000 and $918,000 for fiscal years 1995, 1994 and 1993, respectively. Of these amounts, $109,000 and $446,000 for fiscal years 1994 and 1993, respectively, were allocated to divested operations as a result of the terms of the Company's long-term financing agreements. Interest expense from continuing operations decreased $73,000 and $195,000 in 1995 and 1994, respectively. The 26% and 41% decreases in interest expense from continuing operations for 1995 and 1994, respectively, reflect interest savings from lower debt outstanding and lower interest rates on such balances.

Foreign currency translation gains and losses on intercompany balances with the Company's foreign subsidiaries and foreign currency transaction gains and losses resulting from fluctuations in foreign currency rates are recognized as foreign exchange gains and losses. The Company recognized net foreign exchange losses of $13,000, $41,000 and $946,000 in 1995, 1994 and 1993, respectively. The significant losses in 1993 were primarily due to fluctuations in the exchange rates between the British pound and the U.S. dollar. For various business reasons, substantially all of the intercompany debt with the Company's foreign subsidiaries was repaid to the parent company or converted to equity in fiscal year 1993 and the first quarter of 1994. As a result of these transactions, the impact of foreign currency fluctuations on the Company's operating results has been significantly reduced.

Other expenses were $63,000 in 1995 compared to $397,000 in 1994 and $386,000 in 1993. The large decrease in 1995 is due primarily to expenses for non-recurring items incurred in 1993 and 1994.

As more fully described in Note 8 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", on a prospective basis during the first quarter of fiscal year 1994. Such adoption did not have a material impact on the Company's financial position or results of operations.

DIVESTED SEGMENT

Effective January 31, 1994, the Company sold Global Software, Inc. to the senior management of Global. The sale resulted in a net after tax gain of $4,023,000. The Company received a cash payment of $6,803,000, of which a portion was used to repay $3,000,000 of the Company's long-term debt and to pay a special $.10 per share dividend to shareholders totaling $495,000. The remaining proceeds were used to pay the expenses and income taxes which resulted from the sale and for other general operating activities. The Company obtained a fairness opinion supporting the sale price and stockholder approval of the sale.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION

Global's net income for the seven months ended January 31, 1994 and for the year ended June 30, 1993 have been reflected as Net Income from Operations of Divested Segment in the accompanying Consolidated Statements of Operations. For the seven months ended January 31, 1994, Global generated revenues of $14,053,000 and net income after income taxes of $885,000. For the year ended June 30, 1993, Global generated revenues of $24,588,000 and net income after income taxes of $958,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity position as measured by cash decreased $1,644,000 during the year to a balance of $5,903,000 at June 30, 1995. Operating activities generated $1,447,000 and $2,187,000 in cash for the years ended June 30, 1995 and 1994, respectively. Cash of $1,049,000 was used by investing activities during the current year, as compared to $1,159,000 generated last year. The change in cash from investing activities is due primarily to non-recurring activities in 1994, including proceeds from the sale of Global of $6,803,000, offset by cash outlays of $2,731,000 related to the sale and purchases of marketable securities of $1,288,000. Cash of $2,081,000 was used in financing activities during the current year, compared to $6,774,000 used for financing activities last year. The decrease in cash used for financing activities is due primarily to certain events which happened in 1994, primarily the $11,877,000 repayment of long-term debt, offset by new borrowings of $7,227,000 under the Company's financing agreement with Marine Midland Business Loans, Inc.
(Midland) - discussed below. At June 30, 1995, the Company had $2,144,000 of debt, compared with $2,298,000 at June 30, 1994, a reduction of $154,000.

On August 2, 1993, the Company refinanced its long-term debt and entered into a Reducing Revolving Line of Credit with Midland. The Company borrowed approximately $7,000,000 and repaid the remaining balance of the existing debt with HCFS and FMC. The new agreement had an initial borrowing limit of $7,000,000 which is being reduced monthly over the seven year term of the loan. As a result of the sale of Global, the borrowing limit was reduced by $2,000,000. Borrowings on the line are restricted to the lesser of an amount based on certain assets or the borrowing limit, which is subject to monthly reductions. As of June 30, 1995, the Company could borrow an additional $1,848,000, up to the current borrowing limit of $3,992,000. The line bears interest at Midland's prime borrowing rate plus 1% (10% at June 30, 1995) compared with the 12% fixed interest rate under the HCFS/FMC loan. The agreement allows for payment of cash dividends subject to compliance with specified financial covenants.

On September 17, 1993, the Company paid a cash dividend equal to $.105 per common share, or $497,000, to stockholders of record on August 27, 1993. This was the first dividend paid to stockholders since 1988, as dividends were previously prohibited by the Company's then existing debt restrictions. In connection with the sale of Global, the Company paid a special cash dividend of $495,000 ($.10 per common share) on March 14, 1994 to stockholders of record on February 28, 1994. Then, on September 16, 1994 the Company paid a cash dividend equal to $.12 per common share, or $536,000.

In August 1995, the Company's Board of Directors declared a $.10 per share cash dividend payable on September 15, 1995 to stockholders of record on August
25, 1995.

In December 1993, the Company acquired 25% of Zibo Kehui Electric Company Ltd. (Kehui), located in Zibo, China, for approximately $100,000. Kehui designs, manufactures and sells cable and overhead fault location and other test instruments within the China market and the Company will sell these products outside of China.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION

During the third quarter of fiscal 1994, the Company acquired 25% of Hathaway Si Fang Protection and Control Company, Ltd. (Si Fang), located in Beijing, China, for a capital contribution of approximately $175,000. Si Fang designs, manufactures and sells a new generation of digital protective relays, control equipment and instrumentation products for substations in power transmission and distribution systems.

In June 1995, the Company committed to acquire a 40% interest in a third joint venture in China for $140,000, subject to Chinese government approval. Hathaway Power Monitoring Systems Company, Ltd. located in Wuhan, China will design, manufacture and sell, under a license from Hathaway, instrumentation products designed by Hathaway, to electric power companies in China.

Effective July 1, 1993, the Company entered into five year employment agreements with two of its executive officers. The agreements provide for 1) an annual incentive bonus to be paid based on the achievement of specified returns on equity and growth in share price plus dividends paid for each fiscal year, 2) a long-term incentive bonus to be paid based on the achievement of specified returns on equity and share price growth plus dividends paid over a three year performance period and 3) specified benefits upon termination of employment (for reasons other than cause or change in control) which are effective for one year thereafter. As of June 30, 1995, the maximum amount that could be required to be paid under the termination clause of this agreement was approximately $791,000.

The annual bonus is payable in cash following each fiscal year-end and totaled zero in 1995 and $95,000 in 1994. The long-term incentive plan is payable in Company common stock following the end of the three year performance period. At the employee's election, such payout may be taken in cash up to 40% of the fair market value of the total shares to be issued. The total number of shares potentially issuable under the long-term incentive plan ranges from zero to 210,000. The Company recognized $71,000 of compensation expense in 1994 relating to the long-term incentive plan, and reversed $16,000 of the expense in 1995.

During the second quarter of fiscal year 1994 and in accordance with the Officer and Director Loan Plan which was approved by stockholders on October 26, 1989, the Company issued $504,000 of loans to certain executive officers and members of the Board of Directors. The proceeds of these loans were used to buy stock under stock options which had been granted to the officers and directors in prior periods. The loans, with remaining unpaid balances of $133,000 at June 30, 1995, are full recourse, due on demand, but no later than five years from the date of issue, and accrue interest at the applicable federal rate. Additional full recourse loans to key employees made for the same purpose totalled approximately $169,000. These loans, plus accrued interest, were repaid in April, 1994.

During the second quarter of fiscal year 1995, the Board of Directors approved a loan of up to $35,000 to be made by the Company after November 30, 1994 to a non-employee director. The loan will be made for the purpose of purchasing Hathaway common stock from stock available on the NASDAQ National Market System. The loan had not been made as of June 30, 1995.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION

During fiscal 1994, the Company's Board of Directors approved a public stock repurchase program whereby the Company may use up to $500,000 to repurchase its common stock from stock available on the NASDAQ National Market System. Such repurchased stock is being retained by the Company in its treasury. As of June 30, 1995, 64,778 shares had been repurchased under this program for approximately $196,000. Effective June 30, 1995, the Board of Directors approved the discontinuance of the public stock repurchase program.

In addition to the public stock repurchase program, the Board of Directors approved an employee stock repurchase program whereby the Company may use up to $1,000,000 to repurchase its common stock from its employees at the current market value. As of June 30, 1995, the Company had repurchased 239,620 shares for approximately $797,000.

During the first quarter of fiscal 1995, the Board of Directors approved two special stock repurchases. The Company purchased 141,000 shares of the Company's common stock from a significant non-affiliated shareholder at a price equal to the then fair market value, which totaled approximately $441,000. The Company also repurchased 132,000 shares from a non-employee director of the Company at a price equal to the then fair market value which totaled approximately $478,000. All repurchased stock is being retained by the Company in its treasury.

Combined with previous purchases, the Company held treasury stock with a total cost of $3,663,000 as of June, 30, 1995.

Funds provided by operations in future years will be enhanced by utilization of tax credits of approximately $160,000 available on a consolidated basis at June 30, 1995. No major commitments for capital expenditures existed at year end. The Company's current capital needs can be supplied from its continuing operations and from cash and cash equivalents of $5,903,000, marketable securities of $1,229,000 and the $1,848,000 available under the line of credit with Midland.

PRICE LEVELS AND THE IMPACT OF INFLATION

Prices of the Company's products have not increased significantly as a result of inflation during the past several years, primarily due to its competition. The effect of inflation on the Company's costs of production has been minimized through production efficiencies and lower costs of materials. The Company anticipated that these factors will continue to minimize the effects of any foreseeable inflation and other price pressures from the industries in which it operates. As the Company's manufacturing activities mainly utilize semi-skilled labor, which is relatively plentiful in the areas surrounding the Company's production facilities, the Company does not anticipate substantial inflation-related increases in the wages of the majority of its employees.

                  OFFICERS AND DIRECTORS/INVESTOR INFORMATION

BOARD OF DIRECTORS                                                                      CORPORATE OFFICERS
Eugene E. Prince                                                                        Eugene E. Prince
Chairman of the Board,                                                                  Chairman of the Board,
President and Chief Executive Officer                                                   President and Chief Executive Officer

Marvin J. Fein                                                                          Richard D. Smith
Private investor                                                                        Executive Vice President, Treasurer,
                                                                                        Secretary and Chief Financial Officer
Chester H. Clarridge
Consultant                                                                              Herbert Franson
                                                                                        Assistant Treasurer, Corporate Controller
Graydon D. Hubbard                                                                      and Assistant Secretary
Retired Partner, Arthur Andersen LLP
                                                                                        SUBSIDIARIES AND DIVISIONS
George J. Pilmanis                                                                      Domestic Subsidiaries and Divisions
President of Balriga International Corporation                                           Computer Optical Products, Inc.
Business Development in the Far East and Eastern Europe                                  Chatsworth, California

INVESTOR INFORMATION                                                                     Hathaway Motion Control
Annual Meeting                                                                           Tulsa, Oklahoma
The Annual Meeting of Shareholders of Hathaway Corporation will be held
at 2:30 p.m., on Thursday, October 26, 1995 at 8228 Park Meadows                         Hathaway Motors and Instruments
Drive, Littleton, Colorado.                                                              Tulsa, Oklahoma

Form 10-K                                                                                Hathaway Power Instrumentation
A copy of the Company's report to the Securities and Exchange Commission,                Littleton, Colorado
excluding exhibits, on Form 10-K may be obtained from the Company without
charge. Direct your written request to: Hathaway Corporation, 8228 Park Meadows          Hathaway Process Instrumentation
Drive, Littleton, Colorado 80124.                                                        Carrollton, Texas

Transfer Agent                                                                           Hathaway Automation Technology
American Stock Transfer & Trust Company                                                  Kent, Washington
40 Wall Street
New York, NY 10005                                                                      International Subsidiaries
                                                                                         Hathaway, Inc.
Auditors                                                                                 Toronto, Canada
ARTHUR ANDERSEN LLP
Denver, Colorado                                                                         Hathaway Systems Limited
                                                                                         Belfast, Northern Ireland

                                                                                         Hathaway Instruments Limited
                                                                                         Hoddesdon, England


Stock Data                                 High   Low
- --------------------------------------------------------
First Quarter                              4 1/8  3 1/8
Second Quarter                             3 7/8  2 3/4
Third Quarter                              3 1/8  2 1/4
Fourth Quarter                             3 1/8  2 3/8
========================================================

32