Form 10-K, Exhibit 13
period 1996-06-30
HATHAWAY CORP
filed 1996-09-20
CIK 46129

[LETTERHEAD OF HATHAWAY APPEARS HERE]

                                                                          1996
                                                                          ANNUAL
                                                                          REPORT

================================================================================
CORPORATE PROFILE


          Headquartered in Denver, Colorado, Hathaway designs, manufactures and sells advanced electronic instrumentation and systems to the worldwide power and process industries, as well as motion control products to a broad spectrum of customers throughout the world. With subsidiaries in the United States, United Kingdom and Canada and joint venture investments in China, Hathaway is the world's leading manufacturer of electronic power fault recording equipment and a leader in process calibration technology and motion control products.



          ---------------------------------------------------------------------
                      TABLE OF CONTENTS
          FINANCIAL HIGHLIGHTS................................................1
          MESSAGE TO STOCKHOLDERS.............................................2
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            OPERATING RESULTS AND FINANCIAL CONDITION.........................4
          CONSOLIDATEDBALANCE SHEETS..........................................7
          CONSOLIDATED STATEMENTS OF OPERATIONS...............................8
          CONSOLIDATED STATEMENTS OF CASH FLOWS...............................9
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT................10
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.........................11
          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...........................20
          OFFICERS AND DIRECTORS.............................................21
          INVESTOR INFORMATION...............................................21

          ----------------------------------------------------------------------


          This Annual Report is presented in a cost-effective manner which exemplifies Hathaway's commitment to reduce spending without compromising the information which shareholders need to assess the state of the Company. We have also departed from our practice of mailing quarterly reports to shareholders, but the Company's Form 10-Q, filed quarterly with the Securities and Exchange Commission, is available upon request or by accessing the filing through the SEC's EDGAR system on the Internet's World Wide Web.

================================================================================
                                                            FINANCIAL HIGHLIGHTS


================================================================================
                                                    For the years ended June 30,
In thousands, except per share data                    1996      1995     1994
- --------------------------------------------------------------------------------
REVENUES FROM CONTINUING OPERATIONS                 $35,411   $39,838  $43,028
NET INCOME (LOSS) FROM CONTINUING OPERATIONS         (1,013)      842      955
NET INCOME FROM OPERATIONS OF DIVESTED SEGMENT           --        --      885
GAIN ON SALE OF SEGMENT                                  --        --    4,023
- --------------------------------------------------------------------------------
NET INCOME (LOSS)                                   $(1,013)  $   842  $ 5,863
- --------------------------------------------------------------------------------
FULLY DILUTED EARNINGS (LOSS) PER SHARE:
  Continuing operations                             $ (0.24)  $  0.19  $  0.19
  Operations of divested segment                         --        --     0.18
  Gain on sale of segment                                --        --     0.81
- --------------------------------------------------------------------------------
  Net income (loss)                                 $ (0.24)  $  0.19  $  1.18
- --------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE:
  Annual dividend                                   $  0.10   $  0.12  $ 0.105
  Special dividend                                       --        --    0.100
- --------------------------------------------------------------------------------
  Total dividends                                   $  0.10   $  0.12  $ 0.205
- --------------------------------------------------------------------------------
TOTAL DIVIDENDS PAID                                $   426   $   536  $   992


================================================================================
                                                            As of June 30,
In thousands, except per share data                    1996      1995     1994
- --------------------------------------------------------------------------------
CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES    $ 5,438   $ 7,132  $ 8,818
TOTAL ASSETS                                        $21,139   $23,312  $24,432
TOTAL DEBT                                          $ 1,777   $ 2,144  $ 2,298
STOCKHOLDERS' INVESTMENT                            $14,282   $15,873  $16,610
NET BOOK VALUE PER COMMON SHARE OUTSTANDING           $3.36     $3.72    $3.60
TOTAL SHARES ISSUED AND OUTSTANDING                   4,249     4,266    4,615
================================================================================

                                                         MESSAGE TO STOCKHOLDERS


Dear Fellow Stockholders:

What a year!? We ended a very challenging fiscal 1996 with a $1,013,000 loss. Despite this, our stock price increased by 43% over a year ago. These seemingly conflicting facts are an indication of the constantly changing business environment that the Company currently faces.

STOCK PERFORMANCE

The Company's stock generated a lot of investor interest in May through July of 1996, as evidenced by significant increases in the stock trading volume on NASDAQ and in the stock price. On June 30, 1996, the closing bid price on the Company's stock was $3.75, compared to $2.63 on June 30, 1995. The increase in the stock price was primarily due to a new investor purchasing Hathaway stock during this time. The investor indicated that he purchased the stock because it met his investment criteria of a company operating in a temporarily depressed industry, with a strong balance sheet and a low stock price.

POWER INDUSTRY IN TURMOIL

Deregulation, competition, mergers, reorganization, reengineering, downsizings and power failures describe the trends in the power industry today. In its efforts to prepare for impending competition, the industry has implemented numerous cost reduction initiatives. One of those initiatives has been a significant reduction in the purchase of electronic instrumentation, particularly for transmission systems. "While indecision about the outcome of competition reigns, utilities' investment in transmission gear has nearly dried up," a recent Business Week article stated. The effect on Hathaway has been severe - sales of the Company's power instrumentation products decreased 31% in 1996 from the prior year, much more of a decrease than we had anticipated.

In 1996 the industry was also plagued by numerous and far-reaching power outages. This fact has led many experts to question whether the power outages and the industry's cost-cutting efforts are in any way related. What is not being questioned, however, is the fact that utilities need major investments in technology to provide accurate, up-to-date information, improve the reliability of the power supply and prevent major power failures in the future.

We are positioning Hathaway to provide utilities with solutions to the problems brought on by deregulation. We have focused on developing technology that will allow power companies to automate their systems, which will both reduce the cost of operation and improve the reliability of the power supply. In order to sustain the ongoing full-scale engineering and development efforts, we have not reduced spending in this area.

Because we serve a global marketplace, Hathaway's product development effort now represents a collaboration of the best talent from all divisions within the power instrumentation products group. We have also continued to downsize and reorganize our power group to cut costs as well as to better align the interests of all the divisions within the power group, consolidate operations, and improve efficiency.

RESTRUCTURING

We have put in place several initiatives aimed at reducing costs and enhancing productivity and efficiency. In the fourth quarter of fiscal 1996, the Company recorded a $338,000 pretax charge to reorganize its Canadian and U.K. operations. Effective June 30, 1996 the net assets of Hathaway Instruments Limited (HIL), the Company's subsidiary located in Hoddesdon, England, were transferred to Hathaway Systems Limited (HSL), the Company's Belfast, Northern Ireland subsidiary. The Company has also decided to close its Toronto, Canada facility and to combine substantially all of its operations with the operations of our Hathaway Process Instrumentation division in Dallas.

We determined that it is necessary to restructure the U.S. manufacturing operations of our power products. In the second quarter of fiscal 1997, we will consolidate our Denver and Seattle manufacturing operations into one manufacturing facility located in Seattle.

CHINESE JOINT VENTURES

We have now invested in three joint ventures in China, which are all producing products for the Chinese power market. Because almost 50% of the world's power expansion is in China, the opportunities that exist there for our joint ventures are significant. We are still confident that our Chinese joint ventures provide excellent long-term potential.

                                                         MESSAGE TO STOCKHOLDERS


MOTION CONTROL ... A SHOOTING STAR

Sales of our motion control products increased 48% in 1996 over the prior year. This was the third consecutive growth year. The motion control products group now represents 34% of the Company's sales. Its products include specialty brushless motors with related drive electronics and optical encoders. The group has a broad base of customers including semi-conductor manufacturers as well as industrial, medical and computer test equipment suppliers. To help ensure our ability to keep up with demand in this product group, we are significantly expanding production capacity and continuing new product development. We expect growth in Motion Control to continue into the future.

FISCAL 1996 FINANCIAL RESULTS

Hathaway recognized a net loss of $1,013,000, or $.24 per share, for the year ended June 30, 1996, compared to net income of $842,000, or $.19 per share, for the year ended June 30, 1995. Revenues for the year decreased 11% from $39,838,000 in fiscal 1995 to $35,411,000 in fiscal 1996. Our balance sheet is strong with $5,438,000 in cash and investments and a current ratio of 3.63.

DIVIDENDS / STOCK REPURCHASES

The Board of Directors did not declare a dividend this year due to the fiscal 1996 loss. Also, the Company's loan agreement currently does not allow the Company to pay dividends because the Company has failed to meet a loan covenant related to cash flow since September 30, 1995. Although the bank has waived its rights pursuant to the non-compliance, the Company may not, among other things, pay dividends until compliance is achieved. Since 1993 the Company has paid out approximately 50% of its net income in dividends to shareholders. We intend to continue paying dividends at this level in the future, as long as net income and compliance with all loan covenants is achieved.

The Company's public stock repurchase program (to purchase stock through the NASDAQ National Market System) was terminated effective June 30, 1995 to conserve cash for investment in the Company and potential acquisitions of complementary companies and products.


LOOKING FORWARD

Our many years of experience in servicing domestic and international markets, along with the close working relationships we have developed with our customers, will allow Hathaway to meet the challenges of the evolving power markets and to further develop the motion control markets.

We do not know how much longer the deregulation of the power industry will have an adverse effect on Hathaway. However, we believe that as a result of our reorganization and product development efforts, Hathaway will be in a good position to meet new demands as they evolve. While having an adverse effect on us now, we believe the deregulation of the power industry provides significant opportunities for us in the future.

In the Motion Control area, Hathaway's customer relationships and expanding production capacity have positioned the Company to continue to benefit from rapidly rising demand and to take advantage of the opportunities currently present in this market.

We also continue to search for products and companies that could be acquired that complement the industries in which we are currently operating.

Our appreciation goes to our customers, suppliers and employees, who are important in achieving our goals, and to our stockholders for their ongoing support.


/s/ Gene Prince
Eugene E. Prince
Chairman of the Board, President
and Chief Executive Officer


/s/ Richard D. Smith
Richard D. Smith
Executive Vice President,Treasurer,
Secretary and Chief Financial Officer

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION


OPERATING RESULTS

The Company generated a net loss from continuing operations of $1,013,000 in fiscal year 1996, compared with net income from continuing operations of $842,000 and $955,000 for 1995 and 1994, respectively. Net loss for the current year was $1,013,000 compared with net income of $842,000 and $5,863,000 for fiscal years 1995 and 1994, respectively. Fiscal year 1994 net income includes a $4,023,000 net after tax gain on the January 31, 1994 sale of the Company's Application Software Segment, Global Software, Inc. (Global) and net income from discontinued operations of $885,000 generated by Global. See further discussion under Divested Segment.

Revenues from continuing operations decreased 11% in 1996 to $35,411,000 from $39,838,000 in 1995. This decrease represents a 31% decrease in sales of the Company's power instrumentation products and a 2% decrease in sales of process instrumentation products, offset by a 48% increase in sales of the Company's motion control products. Revenues from continuing operations decreased 7% in 1995 from $43,028,000 in 1994. This decrease represented a 12% decrease in sales of the Company's power instrumentation products and a 4% decrease in process instrumentation products, offset by a 10% increase in sales of the Company's motion control products.

The decreases in power instrumentation product sales are mainly attributable to the changing power utility market conditions in the world. In October of 1992, the Energy Policy Act of 1992 became law in the U.S. The Act's purpose is to increase competition among the domestic electric utility companies. Worldwide, many foreign countries are privatizing their power utility companies, creating an increasingly competitive environment.

Motion control products recorded its third consecutive year of sales growth and now represents 34% of overall company sales. Motion control serves a broad base of customers including semiconductor manufacturers as well as industrial, medical and computer test equipment suppliers. 83% of its market is within the U.S.

Sales to international customers decreased to $12,820,000, or 36% of sales from continuing operations, in fiscal 1996 compared to $14,646,000, or 37% of sales from continuing operations, in fiscal 1995 and $13,863,000, or 32% of sales from continuing operations, in fiscal 1994. Export sales from continuing domestic operations were $6,753,000, $7,265,000, and $6,838,000 in 1996, 1995 and 1994,
respectively. Sales to domestic customers from continuing operations totalled $22,591,000, $25,192,000 and $29,165,000 in fiscal 1996, 1995 and 1994, respectively. Sales backlog for continuing operations was $10,094,000 at June 30, 1996, compared with $8,878,000 and $8,868,000 at June 30, 1995 and 1994, respectively.

Cost of products sold represented 62% of revenues in 1996 compared to 57% in 1995 and 55% in 1994. The increases have occurred primarily because of price reductions implemented in response to competitive pressures, as well as changes in the mix of products sold.

Selling, general and administrative and engineering and development expenses decreased from $17,526,000 in 1994 to $15,489,000 and 14,671,000 in 1995 and
1996, respectively, representing annual decreases of 12% and 5% in 1995 and 1996, respectively. The decreases have been primarily due to overall cost reduction efforts and reduced commissions.

The Company recorded a $338,000 restructuring charge in the fourth quarter of fiscal 1996 in connection with the reorganization of its Canadian and U.K. operations. Effective June 30, 1996 the net assets and substantially all operations of Hathaway Instruments Limited (HIL), the Company's subsidiary located in Hoddeston, England, were transferred to Hathaway Systems, Limited
(HSL), the Company's Belfast, Northern Ireland subsidiary. In connection with the asset transfer, substantially all operations of HIL will be combined with the operations of HSL. In addition, the Company has decided to close its Toronto, Canada facility and to combine substantially all of its operations with the operations of Hathaway Process Instrumentation, the Carrollton, Texas division. The initiatives are aimed at reducing costs and enhancing productivity and efficiency. The restructuring provision is primarily comprised of estimated costs for employee severance benefits and fixed asset writeoffs. While these actions have been initiated, due to the timing of the payouts, a majority of the charge remains to be paid. The Company currently anticipates that the remaining balance will be expended by the end of fiscal 1997.

Other income was $210,000 in 1996, whereas other expenses were $76,000 in 1995 and $438,000 in 1994. The large increase in 1996 is due primarily to $165,000 of income recorded in the first quarter of 1996. In July, 1995 the Company consummated an agreement with Global (see Divested Segment below) and management of Global. Under the terms of the agreement, the Company received $165,000 in exchange for

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION


consenting to Global's proposed disposition of certain assets acquired after the Company's sale of Global on January 31, 1994. In addition, the Company agreed to acknowledge that the disposition would not violate the terms of the original sale agreement. The change between 1995 and 1994 was due primarily to certain expenses for non-recurring items incurred in 1994.

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

Global's net income for the seven months ended January 31, 1994 has been reflected as Net Income from Operations of Divested Segment in the accompanying Consolidated Statements of Operations. For the seven months ended January 31, 1994, Global generated revenues of $14,053,000 and net income after income taxes of $885,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity position as measured by cash and cash equivalents decreased $666,000 during the year to a balance of $5,237,000 at June 30, 1996. Operating activities used $179,000 in fiscal 1996 compared to generating $1,253,000 and $2,187,000 in fiscal years 1995 and 1994, respectively. The decreased cash from operations in 1996 is primarily the result of an operating loss of $1,013,000, offset by a decrease in receivables caused by the decrease in sales volume. The decrease in cash from operations in 1995 was primarily due to $1,070,000 generated by Global in 1994 prior to its sale.

Cash of $376,000 was generated by investing activities in fiscal 1996 compared to $1,049,000 used in fiscal 1995 and $1,159,000 generated in fiscal 1994. The increase from 1995 to 1996 was primarily due to proceeds of $1,000,000 from maturities of marketable securities. The decrease from 1994 to 1995 was primarily due to $1,743,000 used by Global in 1994 prior to its sale. In addition, 1994 cash from investing activities included proceeds from the sale of Global.

Financing activities used $828,000, $1,887,000 and $6,774,000 in fiscal years 1996, 1995 and 1994, respectively. The decrease in cash used for financing activities from 1995 to 1996 is due primarily to an additional $1,168,000 used in fiscal 1995 for the purchase of treasury stock. The Board of Directors' fiscal 1996 decision to discontinue the public stock repurchase program was the primary reason for the lower volume of stock repurchase activity in 1996. The decrease from 1995 to 1994 was due primarily to certain non-recurring events in 1994, primarily the $11,877,000 repayment of long-term debt, offset by new borrowings of $7,227,000 under the Company's financing agreement (Agreement) with Marine Midland Business Loans, Inc. (Midland).

At June 30, 1996, the Company had $1,777,000 of debt, compared with $2,144,000 at June 30, 1995, a reduction of $367,000. As of June 30, 1996 the Company could borrow an additional $1,722,000 (up to the current borrowing limit of $3,499,000, subject to availability of the borrowing base, which is based on certain asset levels) under its Agreement with Midland. The line bears interest at Midland's prime borrowing rate plus 1% (9.25% at June 30, 1996).

The Agreement with Midland requires that the Company maintain compliance with certain covenants related to tangible net worth, cash flow coverage and currrent ratios. The Company failed to meet the quarterly-calculated cash flow coverage covenant in each quarter of fiscal 1996. In February, 1996 the Company received from Midland a waiver of compliance with the cash flow coverage covenant requirement from September 30, 1995 through December 31, 1996. In August, 1996 Midland extended the waiver of compliance through June 30, 1997. In connection with obtaining the aforementioned waiver, the Company has agreed to certain conditions, including limiting the assets against which the Company may borrow to certain accounts receivable and requiring the Company to maintain higher tangible net worth and achieve certain annual operating results. Also, as long as the Company is in violation of the cash flow coverage covenant, the Company may not, without the prior written consent of Midland, pay cash dividends, purchase treasury stock (except for limited amounts from employees), or make investments in other than investment grade securities. As of July 31, 1996, the Company had complied with all conditions contained in the waiver, as well as with all the other covenants contained in the Agreement.

There can be no assurance that the Company will not require additional waivers in the future or, if required, that Midland will grant them. Furthermore, in the event that management deter-

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                       OPERATING RESULTS AND FINANCIAL CONDITION


mines that, based on its projections, it is probable that the Company will not be able to comply with any covenant contained in the Agreement within twelve months after the balance sheet date for which compliance with the covenant has been waived, the entire balance of the long-term debt would have to be reclassified as short-term debt. Starting in August, 1997 the Company may repay the entire debt balance with Midland with no prepayment penalty.

The Company has three joint venture investments in China - Zibo Kehui Electric Company Ltd. (Kehui), Hathaway Si Fang Protection and Control Company, Ltd. (Si
Fang), and Hathaway Power Monitoring Systems Company, Ltd. (HPMS). Kehui designs, manufactures and sells cable and overhead fault location, SCADA systems and other test instruments within the China market and the Company will sell these products outside of China. Si Fang designs, manufactures and sells a new generation of digital protective relays, control equipment and instrumentation products for substations in power transmission and distribution systems. HPMS will design, manufacture and sell, under a license from Hathaway, instrumentation products designed by Hathaway, to electric power companies in China. Due to the uncertainty of realization of these joint venture investments, they have been fully reserved for by the Company. There are no future commitments relating to these investments.

No major commitments for capital expenditures existed at year end. The Company's current capital needs can be supplied from operations and from cash and cash equivalents of $5,237,000, marketable securities of $201,000 scheduled to mature in August, 1996 and the $1,722,000 available under the line of credit with Midland.

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

                                                     CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------
In thousands, except share data                  June 30, 1996   June 30, 1995
- --------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                             $ 5,237         $ 5,903
 Marketable securities, current                            201           1,029
 Trade receivables, net of allowance for
  doubtful accounts of $321 and $305 at
  June 30, 1996 and 1995, respectively                   6,293           7,486
 Inventories, net                                        4,972           4,469
 Current deferred income taxes                             893             738
 Prepaid expenses and other                                857             575
- --------------------------------------------------------------------------------
Total current assets                                    18,453          20,200
Marketable securities, non-current                          --             200
Property and equipment, net                              1,727           1,798
Cost in excess of net assets acquired, net                 623             777
Other                                                      336             337
- --------------------------------------------------------------------------------
Total assets                                           $21,139         $23,312
================================================================================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
 Accounts payable                                      $ 1,309         $ 1,308
 Accrued liabilities                                     2,907           2,721
 Income taxes payable                                      405             765
 Product service reserve                                   459             501
- --------------------------------------------------------------------------------
Total current liabilities                                5,080           5,295
Long-term debt (Note 4)                                  1,777           2,144
- --------------------------------------------------------------------------------
Total liabilities                                        6,857           7,439
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' INVESTMENT:
 Preferred stock, par value $1.00 per share,
  authorized 5,000,000 shares; no shares outstanding        --              --
 Common stock, at aggregate stated value,
  authorized 50,000,000 shares; 5,307,143 issued at
  June 30, 1996 and 1995                                   100             100
 Additional paid-in capital                              9,712           9,767
 Loan receivable for stock (Note 12)                      (133)           (133)
 Loan receivable from Leveraged Employee Stock
  Ownership Plan and Trust (Note 5)                       (102)           (102)
 Retained earnings                                       8,247           9,686
 Cumulative translation adjustments (Note 1)               163             218
 Treasury stock, at cost; 1,058,046 and
  1,041,560 shares at June 30, 1996 and 1995,
  respectively (Note 10)                                (3,705)         (3,663)
- --------------------------------------------------------------------------------
Total stockholders' investment                          14,282          15,873
- --------------------------------------------------------------------------------
Total liabilities and stockholders' investment         $21,139         $23,312
================================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS


- --------------------------------------------------------------------------------
In thousands,                              For the years ended June 30,
except per share data                  1996           1995            1994
- --------------------------------------------------------------------------------

REVENUES                               $35,411         $39,838         $43,028

OPERATING COSTS AND EXPENSES:
 Cost of products sold                  21,926          22,834          23,584
 Selling                                 6,269           7,037           7,762
 General and administrative              4,680           4,836           5,653
 Engineering and development             3,722           3,616           4,111
 Amortization of intangibles               215             246             243
 Restructuring charge (Note 11)            338              --              --
- -------------------------------------------------------------------------------
Total operating costs and expenses      37,150          38,569          41,353
- -------------------------------------------------------------------------------
Operating income (loss) from
 continuing operations                  (1,739)          1,269           1,675

OTHER INCOME (EXPENSES), NET:
 Interest and dividend income              325             332             315
 Interest expense                         (194)           (204)           (277)
 Other income (expenses), net              210             (76)           (438)
- --------------------------------------------------------------------------------
Total other income (expenses), net         341              52            (400)
- --------------------------------------------------------------------------------
Income (loss) from continuing
 operations before income taxes         (1,398)          1,321           1,275

Benefit (provision) for income
 taxes (Note 8)                            385            (479)           (320)
- --------------------------------------------------------------------------------
NET INCOME (LOSS) FROM CONTINUING
 OPERATIONS                             (1,013)            842             955

NET INCOME FROM OPERATIONS OF
   DIVESTED SEGMENT, NET OF INCOME
   TAXES OF $453 (Notes 3 and 8)            --              --             885
GAIN ON SALE OF SEGMENT, NET OF INCOME
   TAXES OF $900 (Notes 3 and 8)            --              --           4,023
- -------------------------------------------------------------------------------
NET INCOME (LOSS)                      $(1,013)        $   842         $ 5,863
===============================================================================

PER SHARE AMOUNTS(Note 1)
- -------------------------------------------------------------------------------
For the years ended June 30,              1996            1995            1994
- -------------------------------------------------------------------------------
PRIMARY:
 Net income (loss) per share from
  continuing operations                $ (0.24)        $  0.19         $  0.20
 Net income per share from
  operations of divested segment            --              --            0.18
 Gain per share from sale of
  segment                                   --              --            0.82
- -------------------------------------------------------------------------------
NET INCOME(LOSS) PER SHARE             $ (0.24)        $  0.19         $  1.20
===============================================================================

FULLY DILUTED:
 Net income (loss) per share from
  continuing operations                $ (0.24)        $  0.19         $  0.19
 Net income per share from
  operations of divested segment            --              --            0.18
 Gain per share on sale of segment          --              --            0.81
- -------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE            $ (0.24)        $  0.19         $  1.18
===============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

================================================================================

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

- --------------------------------------------------------------------------------

                                                For the years ended June 30,
In thousands                                   1996         1995        1994
- --------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                              $(1,013)    $   842     $  5,863
Adjustments to reconcile net income (loss)
 to net cash from operating activities:
  Gain on sale of segment, net of income
   taxes                                            --          --       (4,023)
  Depreciation and amortization                    960         970        1,564
  Allowances on joint venture investments           --         140          208
  Provision for doubtful accounts                   16         (96)         (73)
  Other                                           (165)        (96)          33
Changes in assets and liabilities:
(Increase) decrease in -
  Receivables                                    1,177        (580)        (240)
  Inventories                                     (503)        247         (489)
  Prepaid expenses and other                      (282)        (26)         223
  Current deferred income taxes                   (155)         (6)         390
 Increase (decrease) in -
  Accounts payable                                   1        (138)        (388)
  Accrued liabilities                              187        (429)        (719)
  Product service reserve                          (42)         65           38
  Income taxes payable                            (360)        360         (603)
  Deferred software service income                  --          --          403
- --------------------------------------------------------------------------------
Net cash from operating activities                (179)      1,253        2,187
- --------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment, net         (719)       (934)        (969)
  Investments in joint ventures (Note 2)           (70)       (115)        (177)
  Purchase of marketable securities                 --          --       (1,288)
  Proceeds from maturity of marketable
   securities                                    1,000          --           --
  Proceeds from sale of segment, net of
   expenses of $1,681                               --          --        5,122
  Cash retained by segment sold                     --          --       (1,050)
  Other                                            165          --         (479)
- --------------------------------------------------------------------------------
Net cash from investing activities                 376      (1,049)       1,159
- --------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments on line of credit and
   long-term debt                                 (360)       (460)     (11,877)
  Borrowings on line of credit and
   long-term debt                                   --         276        7,227
  Cash paid for loan costs                          --          --         (448)
  Dividends paid to stockholders                  (426)       (536)        (992)
  Proceeds from exercise of stock options,
   net of loans                                     --          43          617
  Purchase of treasury stock                       (42)     (1,210)      (1,301)
- --------------------------------------------------------------------------------
Net cash from financing activities                (828)     (1,887)      (6,774)
- --------------------------------------------------------------------------------
EFFECT OF FOREIGN EXCHANGE RATE
 CHANGES ON CASH                                   (35)         39           84
- --------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS         (666)     (1,644)      (3,344)
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR                            5,903       7,547       10,891
- --------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR       $ 5,237     $ 5,903     $  7,547
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Cash paid during the year for:
Interest                                       $   177     $   194     $    290
Income taxes                                       173         108          986
- -------------------------------------------------------------------------------
NONCASH INVESTING AND FINANCING ACTIVITIES:
Tax benefit from disqualifying stock
 dispositions                                  $    --     $    23     $     72
Repayment of LESOP* loan receivable                 --          55           --
- -------------------------------------------------------------------------------
*Leveraged Employee Stock Ownership Plan
 and Trust


The accompanying notes to consolidated financial statements are an integral part of these statements.

================================================================================
                             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


- --------------------------------------------------------------------------------------------------------------------------------
                                                                       Additional       Loans
In thousands,                                         Common Stock       Paid-In      Receivable    Retained      Treasury Stock
except share data                                    Shares    Amount    Capital    (Notes 5 & 12)  Earnings    Shares     Amount
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1993                             4,944,087    $100      $8,824           $(157)   $ 4,509     272,088   $(1,152)
 Exercise of stock options and issuance
   of notes (Note 12)                                 345,556      --         750            (673)        --          --        --
 Repayment of notes for exercise of
   stock options (Note 12)                                 --      --          --             540         --          --        --
 Long-term incentive plan bonus (Note 10)                  --      --          71              --         --          --        --
 Tax benefit from disqualifying
   stock dispositions                                      --      --          72              --         --          --        --
 Purchase of treasury stock (Note 10)                      --      --          --              --         --     402,497    (1,301)
 Dividend paid to stockholders ($.105 per share)           --      --          --              --       (497)         --        --
 Special dividend paid to stockholders
   from gain on sale of segment
   ($.10 per share)                                        --      --          --              --       (495)         --        --
 Net income                                                --      --          --              --      5,863          --        --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1994                             5,289,643    $100      $9,717           $(290)   $ 9,380     674,585   $(2,453)
 Exercise of stock options                             17,500      --          43              --         --          --        --
 Long-term incentive plan bonus (Note 10)                  --      --         (16)             --         --          --        --
 Repayment of LESOP* loan receivable
   (Note 5)                                                --      --          --              55         --          --        --
 Tax benefit from disqualifying stock
   dispositions                                            --      --          23              --         --          --        --
 Purchase of treasury stock (Note 10)                      --      --          --              --         --     366,975    (1,210)
 Dividend paid to stockholders
   ($.12 per share)                                        --      --          --              --       (536)         --        --
 Net income                                                --      --          --              --        842          --        --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1995                             5,307,143    $100      $9,767           $(235)   $ 9,686   1,041,560   $(3,663)
 Long-term incentive plan bonus (Note 10)                  --      --         (55)             --         --          --        --
 Purchase of treasury stock (Note 10)                      --      --          --              --         --      16,486       (42)
 Dividend paid to stockholders
   ($.10 per share)                                        --      --          --              --       (426)         --        --
 Net loss                                                  --      --          --              --     (1,013)         --        --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1996                             5,307,143    $100      $9,712           $(235)   $ 8,247   1,058,046   $(3,705)
- -----------------------------------------------------------------------------------------------------------------------------------

* Leveraged Employee Stock Ownership Plan and Trust


The accompanying notes to consolidated financial statements are an integral part of these statements.

================================================================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Hathaway Corporation (the Company) is engaged in the business of designing, manufacturing and selling electronic instrumentation products to the worldwide power and process industries, as well as motion control products to a broad spectrum of customers throughout the world. The Company operates primarily in the United States, Europe and Canada and has three joint venture investments in China (Note 2). As more fully discussed in Note 11, the Company is in the process of restructuring its operations in the United Kingdom and Canada to achieve cost savings and improve productivity and efficiency.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Investments in joint ventures, in which the ownership is at least 20% but less than 50%, are accounted for using the equity method (Note 2).

CASH AND CASH EQUIVALENTS

Cash equivalents consist primarily of certificates of deposit and high grade commercial paper with original maturities of three months or less, and are stated at amortized cost. Certificates of deposit totaling $312,000 and $398,000 at June 30, 1996 and 1995, respectively, serve as collateral for letters of credit issued on behalf of the Company.

MARKETABLE SECURITIES

Marketable securities consist of debt securities which have been categorized as held-to-maturity, and as a result are stated at amortized cost. Marketable securities consist of the following (in thousands):

                                                     June 30, 1996  June 30, 1995
- ---------------------------------------------------------------------------------
Corporate bond,
 matured March, 1996                                     $   --         $1,029
U.S. Treasury note,
 matures August, 1996                                       201            200
- ---------------------------------------------------------------------------------
                                                         $  201         $1,229
=================================================================================

INVENTORIES
Inventories, valued at the lower of cost
 (first-in, first-out basis) or market, are as follows (in thousands):

                                                    June 30, 1996  June 30, 1995
- ---------------------------------------------------------------------------------
Parts and raw materials, net                             $2,689         $2,898
Finished goods and work-
 in process, net (including
 material costs, labor and
 manufacturing overhead)                                  2,283          1,571
- ---------------------------------------------------------------------------------
                                                         $4,972         $4,469
=================================================================================

Reserves established for anticipated losses on excess or obsolete inventories were approximately $1,689,000 and $1,059,000 at June 30, 1996 and 1995,
respectively.

PROPERTY AND EQUIPMENT
Property and equipment, at cost, is classified as follows (in thousands):

                              Useful      June 30,     June 30,
                              Lives         1996         1995
- -------------------------------------------------------------------------
Machinery, equipment,
 tools and dies             2-8 years      $ 5,763      $ 5,707
Furniture, fixtures
 and other                 3-10 years        2,074         2,129
- -------------------------------------------------------------------------
                                             7,837         7,836
Less accumulated
 depreciation and amortization              (6,110)       (6,038)
- -------------------------------------------------------------------------
                                           $ 1,727       $ 1,798
=========================================================================

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

COST IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets acquired represents the amount by which the purchase price of acquired companies exceeds the fair market value of net assets acquired, and is amortized using the straight-line method over five to ten years. Cost in excess of net assets acquired as of June 30, 1996 and 1995 consists of $1,505,000 of original costs, and $882,000 and $728,000, respectively, of accumulated amortization. The Company continually reviews the cost in excess of net assets acquired for possible impairment by comparing the unamortized balance of the cost in excess of net assets acquired to the related subsidiaries' estimated undiscounted net income over the remaining life of the asset.

ACCRUED LIABILITIES
Accrued liabilities consist of the following (in thousands):

                            June 30, 1996   June 30, 1995
- -------------------------------------------------------------------------
Compensation and
 fringe benefits                 $1,012         $  858
Commissions                         539            567
Professional fees                   239            311
Other accrued expenses            1,117            985
- -------------------------------------------------------------------------
                                 $2,907         $2,721
=========================================================================

================================================================================

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

EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period, including the effects of options and warrants granted when such adjustment has a dilutive effect on earnings per share. Shares used in the computations for the periods reported are as follows (in thousands):

        Primary      Fully Diluted
- -----------------------------------
1996      4,271          4,309
1995      4,422          4,422
1994      4,875          4,949
- -----------------------------------

FOREIGN CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation", the assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Revenues and expenses are translated at average rates prevailing during the period. The resulting translation adjustments are recorded in the Cumulative Translation Adjustments component of Stockholders' Investment in the accompanying Consolidated Balance Sheets.

Changes in Cumulative Translation Adjustments included in the Stockholders' Investment section of the accompanying Consolidated Balance Sheets are as follows (in thousands):

                                      June 30, 1996   June 30, 1995
- -------------------------------------------------------------------
Cumulative Translation
  Adjustments, beginning of period             $218            $156
Translation adjustments                         (55)             62
- -------------------------------------------------------------------
Cumulative Translation
  Adjustments, end of period                   $163            $218
===================================================================

Foreign currency transaction gains and losses and translation gains and losses on intercompany balances are recognized in Other income (expenses) in the accompanying Consolidated Statements of Operations as follows (in thousands):

For the Years Ended June 30,          1996    1995    1994
- ----------------------------------------------------------
Unrealized foreign exchange gains    $  --   $  43   $  38
Realized foreign exchange losses       (25)    (56)    (79)
- ----------------------------------------------------------
Foreign exchange losses              $ (25)  $ (13)  $ (41)
==========================================================

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," which requires losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated in the future by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based compensation, including stock-based employee compensation plans. The Statement defines a fair value-based method of accounting for an employee stock option or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in Opinion No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in the Statement had been applied. The Company will be required to adopt SFAS No. 123 for its year ended June 30, 1997. As allowed by SFAS 123, the Company will continue to apply the accounting provisions of Opinion No. 25 and will make the required pro forma disclosures.

================================================================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
2. INVESTMENTS IN JOINT VENTURES


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

In June 1995, the Company committed to acquire a 40% interest in Hathaway Power Monitoring Systems Company, Ltd. (HPMS), located in Wuhan, China for $140,000. The Company completed the acquisition in the first quarter of fiscal 1996 upon approval of the joint venture by the Chinese government. HPMS will design, manufacture and sell, under a license from Hathaway, instrumentation products designed by Hathaway, to electric power companies in China.

Due to the uncertainty of realization of these joint venture investments, they have been fully reserved for by the Company.

- -------------------------------------------------------------------------------
3. SALE OF APPLICATION SOFTWARE SEGMENT


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

Global's software products and services included perpetual licenses for the right to use its software, maintenance and customer support services, training and installation services, and professional consulting and customization services.

Global's net income for the seven months ended January 31, 1994 has been reflected as Net Income from Operations of Divested Segment in the accompanying Consolidated Statements of Operations.

In July, 1995 the Company consummated an agreement with Global and management of Global. Under the terms of the agreement, the Company received $165,000 in exchange for consenting to Global's proposed disposition of certain assets acquired after the Company's sale of Global on January 31, 1994. In addition, the Company agreed to acknowledge that the disposition would not violate the terms of the original sale agreement. The gain realized on the transaction in fiscal year 1996 is included in Other Income in the Consolidated Statements of Operations.

================================================================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
4. DEBT


On August 2, 1993, the Company entered into a new long-term financing agreement (Agreement) with Marine Midland Business Loans, Inc. (Midland). Under the Agreement, the Company borrowed approximately $7,000,000 and repaid its prior long-term financing agreement. The Agreement is a Reducing Revolving Line of Credit with an initial borrowing limit of $7,000,000, which is reduced monthly over the seven year term of the loan. As a result of the sale of Global (Note
3), the borrowing limit was reduced by $2,000,000. Borrowings on the line are restricted to the lesser of an amount based on certain asset levels or the borrowing limit, which is subject to monthly reductions. As of June 30, 1996, the Company could borrow an additional $1,722,000 up to the current borrowing limit of $3,499,000. The line bears interest at Midland's prime borrowing rate plus 1% (9.25% at June 30, 1996). The debt is secured by all assets of the Company. The Agreement requires that the Company maintain compliance with certain covenants related to tangible net worth, cash flow coverage and current ratios.

The Company failed to meet the quarterly-calculated cash flow coverage covenant in each quarter of fiscal 1996. In February, 1996 the Company received from Midland a waiver of compliance with the cash flow coverage covenant requirement from September 30, 1995 through December 31, 1996. In August, 1996 Midland extended the waiver of compliance through June 30, 1997. In connection with obtaining the aforementioned waiver, the Company has agreed to certain conditions, including limiting the assets against which the Company may borrow to certain accounts receivable and requiring the Company to maintain higher tangible net worth and achieve certain annual operating results. Also, as long as the Company is in violation of the cash flow coverage covenant, the Company may not, without the prior written consent of Midland, pay cash dividends, purchase treasury stock (except for limited amounts from employees), or make investments in other than investment grade securities. As of July 31, 1996, the Company had complied with all conditions contained in the waiver, as well as with all the other covenants contained in the Agreement.

There can be no assurance that the Company will not require additional waivers in the future or, if required, that Midland will grant them. Furthermore, in the event that management determines that, based on its projections, it is probable that the Company will not be able to comply with any covenant contained in the Agreement within twelve months after the balance sheet date for which compliance with the covenant has been waived, the entire balance of the long-term debt would have to be reclassified as short-term debt. Starting in August, 1997 the Company may repay the entire debt balance with Midland with no prepayment penalty.

Long-term debt maturities as of June 30, 1996 are as follows (in thousands):
1997        $   --
1998            --
1999           636
2000           978
2001           163
Thereafter      --
- -------------------------------
            $1,777
===============================

- -------------------------------------------------------------------------------
5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


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

The terms of the Plan require the Company to make a contribution equal to the greater of i) the Board established percentage of pretax income before the contribution (5% in 1996, 5% in 1995 and 0% in 1994) or ii) the annual interest payable on the note. Contributions to the Plan were $9,000, $70,000, and $15,000 for the years ended June 30, 1996, 1995, and 1994, respectively. The contributions represented principal repayments on the loan of $55,000 in 1995 and interest on the loan of $9,000, $15,000, and $15,000 in 1996, 1995, and
1994, respectively. The remaining loan balance as of June 30, 1996 was $102,000.

================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At June 30, 1996, 610,121 shares of common stock were available for grant under the Company's stock option plans (Note 14). Under the terms of the plans, options may not be granted at less than 85% of fair market value. However, all options granted to date have been granted at fair market value as of the date of grant. All options become exercisable evenly over three years starting one year from the date of grant and expire seven years from the date of grant. Option activity in fiscal years 1995 and 1996 was as follows:

                                      Number of    Option Price
                                        Shares    Range Per Share
- --------------------------------------------------------------------------------
Outstanding June 30, 1994               320,356   $2.313 - $3.813
Granted                                  88,500   $  3.00 - $3.75
Exercised                               (17,500)  $ 2.313 - $3.00
Canceled/Forfeited                      (28,500)  $ 2.375 - $3.75
- --------------------------------------------------------------------------------
Outstanding June 30, 1995               362,856   $ 2.313 - $3.75
Granted                                  22,500   $ 2.66 - $2.813
Canceled/Forfeited                      (52,500)  $ 2.375 - $3.50
- --------------------------------------------------------------------------------
Outstanding June 30, 1996               332,856   $ 2.313 - $3.75
================================================================================
Total Exercisable at June 30, 1996      250,856   $ 2.313 - $3.75
================================================================================

- --------------------------------------------------------------------------------
7. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


Selected Quarterly Financial Data for each of the four quarters in 1996 and 1995 is as follows (in thousands):

                                First     Second     Third     Fourth
1996                           Quarter    Quarter   Quarter    Quarter
- --------------------------------------------------------------------------------

Revenues                       $ 7,511    $ 9,678    $8,274    $ 9,948
Operating income (loss)         (1,105)       121      (694)       (61)
Net income (loss)                 (751)         7      (507)       238
================================================================================
Primary and fully diluted
net income (loss) per share    $ (0.18)   $ (0.00)   $(0.12)   $  0.06
================================================================================

                               First     Second     Third     Fourth
1995                           Quarter   Quarter    Quarter   Quarter
- --------------------------------------------------------------------------------

Revenues                       $ 9,418    $10,408    $9,405    $10,607
Operating income                    68        240       297        664
Net income                          90        188       245        319
================================================================================
Primary and fully diluted
net income per share           $  0.02    $  0.04    $ 0.06    $  0.07
================================================================================

================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The benefit (provision) for income taxes is based on income (loss) from continuing operations before income taxes as follows (in thousands):

                           1996     1995    1994
- -------------------------------------------------
Domestic                 $(1,160)  $  948  $1,169
Foreign                     (238)     373     106
- -------------------------------------------------
Income (loss) from
continuing operations
before income taxes      $(1,398)  $1,321  $1,275
=================================================

Components of the benefit (provision) for income taxes attributable to continuing operations are as follows (in thousands):

                                       1996    1995    1994
- -----------------------------------------------------------
Current benefit (provision):
   Domestic                             $222  $(414)  $(183)
   Foreign                                 8    (74)    111

Deferred benefit (provision):
   Domestic                              155      9    (235)
   Foreign                                --     --     (13)
- -----------------------------------------------------------
Benefit (provision) attributable to
  continuing operations                 $385  $(479)  $(320)
===========================================================

The benefit (provision) for income taxes is attributable to continuing operations, operations of divested segment and gain on sale of segment as follows (in thousands):

                                    1996    1995     1994
- ----------------------------------------------------------
Benefit (provision) attributable
  to continuing operations           $385  $(479)    $(320)
Provision allocated
  to operations of
  divested segment                     --     --      (453)
Provision allocated to
  gain on sale of segment              --     --      (900)
- ----------------------------------------------------------
Total benefit (provision)
  for income taxes                   $385  $(479)  $(1,673)
==========================================================

The benefit (provision) for income taxes attributable to continuing operations differs from the amount determined by applying the federal statutory rate as follows (in thousands):

                                 1996    1995    1994
- -----------------------------------------------------
Tax benefit (provision)
  computed at statutory rate     $475   $(449)  $(434)
State tax, net of federal
  benefit                          (2)    (25)    (61)
Nondeductible expenses            (90)    (69)    (71)
Income tax credits                (72)     73      --
Non-benefitted losses of
  foreign subsidiaries            (33)     (5)    (39)
Recovery of prior year
  foreign taxes paid               84      --      --
Change in valuation
  allowance                        37     (11)    270
Other                             (14)      7      15
- -----------------------------------------------------
Benefit (provision)
  for income taxes               $385   $(479)  $(320)
=====================================================

The tax effects of significant temporary differences and credit carryforwards that give rise to the net deferred tax asset as of June 30, 1996 and 1995 under SFAS 109 are as follows (in thousands):

                             1996      1995
- --------------------------------------------
Allowances and other
 accrued liabilities        $1,401    $1,242
Tax credit carryforwards        88       160
Net operating loss
 carryforwards                  31        --
Valuation allowance           (627)     (664)
- --------------------------------------------
Net deferred tax asset      $  893    $  738
============================================

At June 30, 1996, the Company has paid foreign advance corporation tax of $88,000 which may be utilized to reduce future foreign taxes due and has a foreign loss carryforward of $93,000 which can be carried forward indefinitely.

================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
9. GEOGRAPHIC SEGMENT DATA


The Company's foreign subsidiaries are based in Europe and Canada and are included in the continuing operations in the accompanying consolidated financial statements. Financial information for the four wholly-owned foreign subsidiaries, since their formation or acquisition by the Company, is summarized below (in thousands):

                         1996     1995    1994
- -----------------------------------------------
Revenues                $7,261   $8,879  $8,437
Income (loss) before
  income taxes            (238)     373     106
Identifiable assets      4,636    5,744   6,027
===============================================

The Company's export sales from continuing domestic operations were approximately $6,753,000 in 1996, $7,265,000 in 1995 and $6,838,000 in 1994,
each representing 24%, 23%, and 20%, respectively, of total sales from continuing domestic operations. The profitability of domestic sales is approximately the same as that of export sales, and the Company foresees no unusual risks associated with its export sales.


- --------------------------------------------------------------------------------
10. COMMITMENTS AND CONTINGENCIES


LEASES

At June 30, 1996, the Company maintained leases for certain facilities and equipment. Minimum future rental commitments under all noncancelable operating leases, net of minimum rental receivables totaling $33,000 under related subleases, are as follows (in thousands):


Fiscal Year    Amount
- ----------------------
1997            $  741
1998               476
1999               369
2000               143
2001               139
Thereafter       1,469
- ----------------------
                $3,337
======================

Net rental expense was $822,000, $1,035,000, and $951,000 in 1996, 1995 and
1994, respectively.

LITIGATION

The Company has been named as a defendant in certain actions that have arisen out of the ordinary course of business. Management, based upon the advice of the Company's legal counsel, believes the actions are without merit and will not significantly affect the Company's consolidated financial position or results of operations.

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

SEVERANCE BENEFIT AGREEMENTS

The Company has entered into annually-renewable severance benefit agreements with certain key employees which, among other things, provide inducement to the employees to continue to work for the Company during and after any period of threatened takeover. The agreements provide the employees with specified benefits upon the subsequent severance of employment in the event of change in control of the Company and are effective for 24 months thereafter. The maximum amount that could be required to be paid under these contracts, if such events occur, aggregated approximately $1,689,000 as of June 30, 1996.

================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
10. COMMITMENTS AND CONTINGENCIES (CONTINUED)



EMPLOYMENT AGREEMENTS

Effective July 1, 1993, the Company entered into five year employment agreements with two of its executive officers. The agreements provide for base salary plus
1) an annual incentive bonus to be paid in cash based on the achievement of specified returns on equity and growth in share price plus dividends paid for each fiscal year, 2) a long-term incentive bonus to be paid based on the achievement of specified returns on equity and share price growth plus dividends paid over a three year performance period, 3) specified benefits upon termination of employment (for reasons other than cause or change in control) which are effective for one year thereafter and 4) a bonus paid for gains on dispositions of certain subsidiaries and divisions of the Company.

The annual bonus, which is payable in cash following each fiscal year-end, amounted to zero in 1996 and 1995 and $95,000 in 1994.

For the three year performance period ending June 30, 1996, the long-term incentive bonus was payable at the end of the performance period in up to 210,000 shares of Company common stock. At the employee's election, such payout could have been taken in cash up to 40% of the fair market value of the total shares to be issued. The Company recognized $71,000, ($16,000), and ($55,000) of compensation expense (reversal of expense) in 1994, 1995 and 1996, respectively, related to the long-term incentive plan. The amounts are reflected as adjustments to Additional paid-in capital in the accompanying balance sheets. Because the specified performance targets for the three year performance period were not met, no long-term incentive bonus was paid for the three year performance period ending June 30, 1996.

On August 15, 1996 the Board of Directors approved the issuance of stock options to the executive officers to replace the expired long-term incentive plan (Note
14).

As of June 30, 1996, the maximum amount that could be required to be paid under the termination clause of these agreements was approximately $766,000.

INTERNAL REVENUE SERVICE REVIEW

The Company has filed amended tax returns for fiscal years 1992 through 1994 to change the tax treatment of certain intercompany transactions with foreign subsidiaries. The Internal Revenue Service is currently reviewing the affected tax returns. The Company anticipates that the outcome of these reviews will not have a material adverse effect on the Company's financial position or results of operations.

STOCK REPURCHASE PROGRAMS

During fiscal 1994, the Board of Directors approved a public stock repurchase program whereby the Company could use up to $500,000 to repurchase its common stock from stock available on the NASDAQ National Market System. Effective June 30, 1995, the Board of Directors discontinued the public stock repurchase program. As of June 30, 1995, 64,778 shares had been repurchased under this program for approximately $196,000.

Also in fiscal 1994, the Board of Directors approved an employee stock repurchase program whereby the Company may use up to $1,000,000 to repurchase its common stock from its employees at the current market value. As of June 30, 1996, the Company had repurchased 256,106 shares for approximately $839,000, with $161,000 available for future employee stock repurchases. The Company's Agreement with Midland limits employee stock repurchases to $170,000 in calendar year 1996 and $120,000 per calendar year thereafter, as long as the Company is in violation of the cash flow coverage covenant contained in the Agreement (Note
4). As of June 30, 1996, $131,000 was available under the calendar year 1996 limit.

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

All repurchased stock is being retained by the Company in its treasury. Combined with previous purchases, the Company held treasury stock with a total cost of $3,705,000 as of June 30, 1996.

Under Colorado law enacted in July, 1994, repurchased shares of capital stock are considered authorized and unissued shares and have the same status as shares which have never been issued.

================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
11. RESTRUCTURING OF OPERATIONS


In the fourth quarter of fiscal 1996, the Company recorded a $338,000 pretax charge to reorganize its Canadian and U.K. operations. Effective June 30, 1996 the net assets and substantially all operations of Hathaway Instruments Limited
(HIL), the Company's subsidiary located in Hoddesdon, England, were transferred to Hathaway Systems, Limited (HSL), the Company's Belfast, Northern Ireland subsidiary. In connection with the asset transfer, substantially all operations of HIL will be combined with the operations of HSL. In addition, the Company has decided to close its Toronto, Canada facility and to combine substantially all of its operations with the operations of Hathaway Process Instrumentation, the Dallas, Texas division. The initiatives are aimed at reducing costs and enhancing productivity and efficiency. The restructuring provision is primarily comprised of estimated costs for employee severance and other benefits and fixed asset writeoffs. While these actions had been initiated as of June 30, 1996, due to the timing of the payouts, a majority of the charge remains to be paid. The Company currently anticipates that the remaining balance will be expended by the end of fiscal 1997.


- --------------------------------------------------------------------------------
12. RELATED PARTY TRANSACTIONS


During fiscal year 1994 and in accordance with the Officer and Director Loan Plan which was approved by stockholders on October 26, 1989, the Company made loans of $504,000 to certain executive officers and members of the Board of Directors. The proceeds of these loans were used to buy stock under stock options which had been granted to the officers and directors in prior periods. The loans have remaining unpaid balances of $133,000 at June 30, 1996 and are presented in the Stockholders' Investment section in the Consolidated Balance Sheets. The loans are full recourse, due on demand but no later than five years from the date of issue, and accrue interest at the applicable federal rate.

During the second quarter of fiscal year 1995, the Board of Directors approved a loan of up to $35,000 to be made by the Company after November 30, 1994 to a non-employee director. The loan will be made for the purpose of purchasing Hathaway common stock from stock available on the NASDAQ National Market System. The loan had not been made as of June 30, 1996.


- --------------------------------------------------------------------------------
13. FAIR VALUES OF FINANCIAL INSTRUMENTS


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


- --------------------------------------------------------------------------------
14. SUBSEQUENT EVENT (UNAUDITED)


On August 15, 1996 the Board of Directors approved a grant of 148,500 stock options at an exercise price equal to the fair market value of $2.8125 at the grant date to the Company's two executive officers. The options become exercisable evenly over three years starting one year from the date of grant and expire seven years from the date of grant.

================================================================================
                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Hathaway Corporation:

We have audited the accompanying consolidated balance sheets of HATHAWAY CORPORATION (a Colorado corporation) AND SUBSIDIARIES as of June 30, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' investment for each of the three fiscal years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hathaway Corporation and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.


                                            /s/ ARTHUR ANDERSEN LLP

                                                ARTHUR ANDERSEN LLP

                                                  Denver, Colorado,
                                                     July 31, 1996.

================================================================================
                                     OFFICERS AND DIRECTORS/INVESTOR INFORMATION


BOARD OF DIRECTORS
Eugene E. Prince
Chairman of the Board,
President and Chief Executive Officer

Richard D. Smith
Executive Vice President, Treasurer,
Secretary and Chief Financial Officer

Marvin J. Fein
Private Investor

Chester H. Clarridge
Consultant

Graydon D. Hubbard
Retired Partner, Arthur Andersen LLP

George J. Pilmanis
President of Balriga International Corporation
Business Development in the Far East and Eastern Europe

INVESTOR INFORMATION
Annual Meeting
The Annual Meeting of Shareholders of Hathaway Corporation will be held at 2:30 p.m., on Thursday, October 24, 1996 at Lone Tree Country Club, 9808 Sunningdale Boulevard, Littleton, Colorado.

Information Requests
Copies of the Company's reports to the Securities and Exchange Commission, excluding exhibits, on Form 10-K and Form 10-Q may be obtained from the Company without charge. Direct your written request to: Hathaway Corporation, 8228 Park Meadows Drive, Littleton, Colorado 80124.

Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Independent Accountants
ARTHUR ANDERSEN LLP
Denver, Colorado


Stock Data                         High        Low
- ---------------------------------------------------
First Quarter                       3 1/8    2 1/2
Second Quarter                      2 7/8    1 7/8
Third Quarter                       2 9/16  1 13/16
Fourth Quarter                         4    1 11/16
===================================================

CORPORATE OFFICERS
Eugene E. Prince
Chairman of the Board,
President and Chief Executive Officer

Richard D. Smith
Executive Vice President, Treasurer,
Secretary and Chief Financial Officer

Herbert Franson
Assistant Treasurer, Corporate Controller and Assistant Secretary

Susan M. Chiarmonte
Assistant Secretary

SUBSIDIARIES AND DIVISIONS
Domestic Subsidiaries and Divisions
 Computer Optical Products, Inc.
 Chatsworth, California

 Hathaway Motion Control
 Tulsa, Oklahoma

 Hathaway Motors and Instruments
 Tulsa, Oklahoma

 Hathaway Power Instrumentation
 Littleton, Colorado

 Hathaway Process Instrumentation
 Carrollton, Texas

 Hathaway Automation Technology
 Kent, Washington

International Subsidiaries
 Hathaway, Inc.
 Toronto, Canada

 Hathaway Systems Limited
 Belfast, Northern Ireland

 Hathaway Instruments Limited
 Hoddesdon, England

[LOGO OF HATHAWAY APPEARS HERE]
================================================================================
                                                      Hathaway Corporation
                                                      8228 Park Meadows Drive
                                                      Littleton, Colorado 80124
                                                      U.S.A.
                                                      Telephone: (303) 799-8200
                                                      Fax: (303) 799-8880
                                                      (NASDAQ/NMS: HATH)